UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Amendment 4

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Forests Global, Inc.
(Name of small business issuer in our charter)

Delaware	3089	98-0539911
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Flat A, 7/F, Wing Tai Centre 12 Hing Yip Street, Kwun Tong, Kowloon, Hong Kong	N/A
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone 852-2798-5769

Harvard Business Services
16192 Coastal Highway
Lewes DE 19958
302-645-7400

[Name, address and telephone number of Agent for Service]

File No.: 333-152935

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer ☐	Accelerated Filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered [1]	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee [2] [3]
Common Stock offered by our Selling Stockholders [4]	3,710,000	$.10	$371,000	$14.58

TOTAL	3,710,000	$.10	$371,000	$14.58

(1) In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2) Estimated in accordance with Rule 457(a) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on recent prices of private transactions.

(3) Calculated under Section 6(b) of the Securities Act of 1933 as 0.00003930 of the aggregate offering price.

(4) Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling shareholders named in this registration statement.

We hereby amend this registration statement on such date or dates as may be necessary to delay our effective date until we will file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

PROSPECTUS

FORESTS GLOBAL, INC.
3,710,000 Shares of Common Stock

Selling shareholders are offering up to 3,710,000 shares of common stock. The selling shareholders will offer their shares at $.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

Prior to this offering, there has been no market for our securities. Our common stock is not now listed on any national securities exchange, the NASDAQ stock market or the Over the Counter Bulletin Board. There is no assurance that our securities will ever become qualified for quotation on the OTC Bulletin Board. There is no assurance that the selling shareholders will sell their shares or that a market for our shares will develop even if our shares are quoted on the OTC Bulletin Board.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

 The date of this prospectus is ________, 2009.

TABLE OF CONTENTS

SUMMARY INFORMATION	6
RISK FACTORS	9
Because we depend upon a limited number of customers to purchase our products, the loss of any major customer could significantly reduce our revenues.	9
Because we depend upon one of suppliers of primary raw materials, the loss of this major supplier could significantly reduce our revenues.	9
Our operating results will be subject to seasonal fluctuations, and adverse results in our third quarter will have a disproportionate impact on our results of operations for the year.	9
We depend on facilities to manufacture our products, which may be insufficiently insured against damage or loss, which could reduce the value of our assets and reduce our ability to continue our business operations and therefore adversely affect our future revenues.	9
The products and the processes we use could expose us to substantial liability, which could cause us to experience losses.	10
Because our holding company structure creates restrictions on the payment of dividends, our ability to pay dividends is limited.	10
Our operations are located in China and may be adversely affected by changes in the political and economic policies of the Chinese government, which could reduce our revenues.	10
Future inflation in China may inhibit economic activity in China which could decrease the market for our products and our revenues.	11
Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations, reducing our revenues.	11
Restrictions on currency exchange may limit our ability to receive and use our	11
revenues effectively, which could reduce our profits.
The value of our securities will be affected by the foreign exchange rate	12
between U.S. dollars and Renminbi, which could also lead to a reduction in our revenues.
We may be unable to enforce our rights due to policies regarding the regulation of foreign investments in China, which could reduce our ability to compete and our revenues.	12
It may be difficult for stockholders to enforce any judgment obtained in the	12
United States against us, which may limit the remedies otherwise available to our stockholders.
We will need to raise additional capital to expand our operations in future	13
periods. If we cannot raise sufficient capital, our ability to implement our business strategies and continue to expand and increase revenues will be at risk.
If our stock trades below $5.00 per share, and is quoted on the OTC Bulletin Board, our stock will be considered a "penny stock" which can reduce its liquidity.	13
This prospectus permits selling security holders to resell their shares. If they	13
do so, the market price for our shares may fall and purchasers of our shares may be unable to resell them.
Our management decisions are made by William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager; if we lose their services, our revenues may be reduced.	13
Our management has limited experience in managing the day to day operations of a public company and, as a result, we may incur additional expenses associated with the management of our business.	13
Although we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.	14
The offering price of $0.10 per share has been arbitrarily set by our board of directors and accordingly does not indicate the actual value of our business.	14
Sales of our common stock under Rule 144 could reduce the price of our stock.	14
Investors may have difficulty in reselling their shares.	14

Because our directors own 78.36% of our outstanding common shares, they could make and control corporate decisions that may be disadvantageous to minority shareholders.	14
Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all members of which are not independent, to perform these functions.	14
Investors may have difficulty in reselling their shares due to the lack of market or state Blue Sky laws.	14
SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS	16
USE OF PROCEEDS	16
DETERMINATION OF OFFERING PRICE	16
DILUTION	16
SELLING SECURITY HOLDERS	16
PLAN OF DISTRIBUTION	18
LEGAL PROCEEDINGS	19
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS	18
CORPORATE GOVERNANCE	20
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	21
DESCRIPTION OF SECURITIES	21
INTEREST OF NAMED EXPERTS AND COUNSEL	22
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES	22
DESCRIPTION OF BUSINESS	23
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	27
DESCRIPTION OF PROPERTY	47
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS	48
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	49
EXECUTIVE COMPENSATION	50
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	51
FINANCIAL STATEMENTS	52

SUMMARY INFORMATION

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements prior to making an investment decision.

Organization

Forests Global, Inc. (“Forests Global”) was incorporated on July 12, 2006 in the State of Delaware.

We are a holding company with no direct business operations, other than ownership of our subsidiaries. We conduct all of our business in China through the following corporate structure:

·	We have a wholly-owned subsidiary, Red Triangles Group Limited (“Red Triangles”), a BVI company formed in January 2006

·	Red Triangles has a wholly-owned subsidiary, Forests Manufacturing Limited (“Forests Manufacturing”), a Hong Kong company formed in April 1999.

·	Forests Manufacturing has a wholly-owned subsidiary, Ease Dragon Holdings Limited (“Ease Dragon”), a Hong Kong subsidiary formed in 2006.

·	Ease Dragon has a wholly-owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”), a Chinese company formed in September 2007.

·	Ease Dragon and Yima own 90% and 10%, respectively, of Jian City Forest Industry Corporation Limited (“Forest Industry”), a Chinese joint venture formed in November 2007.

Forest Industry was structured as a joint venture of Ease Dragon, a Hong Kong company, and Yima, a Chinese company, to utilize and maximize the local Jian municipal investment incentive programs which will provide the following economic benefits:

·	More flexible rules for land use rights transfer;
·	Lower corporate tax rate; and
·	Local government support for hiring and training of factory workers.

Forest Industry’s proposed principal activities will be the manufacture and sale of Christmas decorations. It is intended that our current production facility based in Fenggang Town, Dongguan City, Guangdong Province in PRC will be relocated to Jian City tentatively in 2009 and 2010 in two phases, and Forest Industry will in future become our main production facility.

Our address is Flat A, 7/F., Wing Tai Centre, 12 Hing Yip Street, Kwun Tong, Kowloon, Hong Kong and our telephone number is 852-2798-5769. We have a website at www.forests.com.hk. Nothing on that website is part of this prospectus.

Business

Forests Global, Inc. designs and manufactures artificial Christmas trees, wreaths, garlands and accessories. We currently offer 20,000 styles of Christmas trees and 12,000 styles of wreaths, garlands and accessories to suit our customers’ Christmas decoration needs. Through continuous product innovations, sales and marketing efforts over the years, we have been growing steadily and our production facility has been continuously upgraded and expanded. Since our establishment, our factory has been expanded to 600,000 square feet and employing staff in excess of 1,000 during the peak seasons. Our annual manufacturing capacity currently is more than 2,000 sea shipping containers.

The Offering

As of the date of this prospectus, we had 25,000,000 shares of common stock issued and outstanding.

Selling shareholders are offering up to 3,710,000 shares of common stock. The selling shareholders will offer their shares at $0.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

There is no assurance that our securities will ever become qualified for quotation on the OTC Bulletin Board. There is no assurance that the selling shareholders will sell their shares or that a market for our shares will develop even if our shares are quoted on the OTC Bulletin Board. To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. The current absence of a public market for our common stock may make it more difficult for you to sell shares of our common stock that you own.

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock. Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Therefore, our shareholders will, in all likelihood, find it difficult to sell their securities.

Financial Summary

Because this is only a financial summary, it does not contain all the financial information that may be important to you. Therefore, you should carefully read all the information in this prospectus, including the financial statements and their explanatory notes before making an investment decision.

Statement of Operations Data	Period from January 1, 2009 to
March 31, 2009 (Unaudited)
Revenues	$856,584
Operating expenses	$530,186
Net loss	$(140,274)
Weighted average shares outstanding	25,000,000
Net loss per common share basic and fully diluted	$(0.01)

Net cash used in operating activities	$(2,152,800)

Cash and cash equivalents (end of period)	$288,525

Balance Sheet Data
Total current assets	$9,573,373
Total assets	$20,292,688
Total current liabilities	$10,674,850
Total long term liabilities	$5,023,873
Total stockholders’ equity	$4,593,965

Statement of Operations Data	Period from January 1, 2008 to	Period from January 1, 2007 to o
	December 31, 2008 (audited)	December 31, 2007 (audited)
Revenues	$20,811,927	$14,252,867
Operating expenses	$3,335,776	$1,838,239
Net income	$488,844	$744,898
Weighted average shares outstanding	25,000,000	23,692,712
Net income per common share basic and fully diluted	$0.02	$0.03

Net cash provided by (used in) operating activities	$621,711	$(2,209,141)

Cash and cash equivalents (end of period)	$919,793	$4,225,128

Balance Sheet Data
Total current assets	$7,584,535	$10,626,221
Total assets	$17,261,910	$11,020,067
Total current liabilities	$8,993,911	$7,200,878
Total stockholders’ equity	$4,265,097	$3,819,189

RISK FACTORS

In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock.

Because we depend upon a limited number of customers to purchase our products, the loss of any major customer could significantly reduce our revenues.

We have derived and believed that we will continue to derive a significant portion of our revenue from a limited number of customers, which for 2008 were as follows:

Customers	Dollar Amount	% of total sales
Canadian Tire Corporation, Limited	5.7 Million	27%
Hobby Lobby Stores Inc.	1.7 Million	8%
KOHL’S Department Stores, Inc.	1.3 Million	6%
MGB Metro Group Buying HK Limited	1.2 Million	6%
Kaemingk B.V.	1.1 Million	5%

The loss of any major customer could significantly reduce our revenues. We have no written contracts with our customers.

Because we depend on one supplier for our primary raw materials, the loss of this major supplier could significantly reduce our revenues.

The following suppliers of lighting and other raw materials accounted for our top five suppliers.

Supplier	Goods Supplied	Total Amount
		Dollar Amount	% of total purchases

So Yang Enterprise Co., Ltd.	Lighting	3.0 Million	21%
Dong Sheng Plastic (Hong Kong) Co., Ltd.	PVC Plastic	1.6 Million	11%
Tianjin Linktone Co., Ltd.	Iron Wire	1.3 Million	9%
Kam Fai Paper Products Ltd.	Carton Box	1.0 Million	7%
Lun Rigid New Material Corp. (Han Rigid Investment Holding Ltd.)	PVC Plastic	0.9 Million	6%

More than 20% of our purchases in the last fiscal year was from one of the suppliers So Yang Enterprise Co. Ltd. We do not have contracts with So Yang Enterprise Co. Ltd. or any of the other suppliers listed above. We purchase their products using our standard purchase orders.

Our operating results will be subject to seasonal fluctuations, and adverse results in our third quarter will have a disproportionate impact on our results of operations for the year.

We expect that we may experience significant fluctuations in our quarterly results due to seasonal fluctuations in our net sales, with a disproportionate amount of our net sales realized during the third quarter, as sales of most of our Christmas products are recognized in that period. If we were to experience lower than expected net sales during this quarter, it would have a disproportionate large impact on our operating results and financial condition for the year.

We depend on facilities to manufacture our products, which may be insufficiently insured against damage or loss, which could reduce the value of our assets and reduce our ability to continue our business operations and therefore adversely affect our future revenues.

We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiary’s manufacturing facilities in China. We do maintain insurance to protect against fire, damage and loss to our facilities and other leasehold improvements. Therefore, any material damage to, or the loss of, any of our facilities due to fire, severe weather, flooding or other causes, would be shared with an insurance company. If the damage is significant, it may reduce our production capacity for a short period. However, we can outsource to satellite factories to make up any loss in production capacity.

The products and the processes we use could expose us to substantial liability, which could cause us to experience losses.

We face an inherent business risk of exposure to product liability claims in the event that the use of our products cause bodily injury which could result in product liability claims or adverse publicity. We carry product liability insurance based on clients’ requests. We currently carry product liability insurance for most of our customers. Coverage for the insurance is about $3 million for each customer. In the event that the potential product liability claim is higher than the liability insurance coverage, we may experience losses.

Because our holding company structure creates restrictions on the payment of dividends, our ability to pay dividends is limited.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary. In addition, our operating subsidiary, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may adversely affect the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars. We do not presently have any intention to declare or pay dividends in the future. You should not purchase shares of our common stock in anticipation of receiving dividends in future periods.

Our operations are located in China and may be adversely affected by changes in the political and economic policies of the Chinese government, which could reduce our revenues.

Our business operations may be adversely affected by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a "socialist market economy" and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reforms program, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increases of such disparities could affect the political or social stability of the PRC.

The future direction of these economic reforms is uncertain and the uncertainty may decrease the attractiveness of our company as an investment, which may in turn have material and negative impact on the market price of our stock. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development ("OECD"). These differences include:

*	economic structure;

*	level of government involvement in the economy;

*	level of development;

*	level of capital reinvestment;

*	control of foreign exchange;

*	methods of allocating resources; and

*	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities which could lead to certain effects that would reduce our revenues. The PRC only recently has permitted provincial and local economic autonomy and private economic activities. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or reduce our revenues.

Future inflation in China may inhibit economic activity in China which could decrease the market for our products and our revenues.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past 10 years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the PRC government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products and reduce our revenues.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations, reducing our revenues.

A renewed outbreak of SARS or another widespread public health problem in China, where all of our production is carried out, and in Dongguan City, Guangdong Province, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

*	quarantines or closures of some of our production facilities which would severely disrupt our operations,
*	the sickness or death of our key officers and employees, and
*	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations, reducing our revenues.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively, which could reduce our profits.

Because most of our revenues are in the form of U.S. dollar and that our major expenses are derived from our production facilities in China in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to effectively use the revenue generated in U.S. dollars to fund future production activities and related operations within China. Significant restrictions on convertibility of the Renminbi for current account transactions still exist, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. If the Chinese regulatory authorities impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions, our operations could be affected and our profits could be reduced.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi, which could also lead to a reduction in our revenues.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our common stock may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiary in China would be reduced.

Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including U.S. dollars, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of the Renminbi relative to the U.S. Dollar has remained stable and has appreciated slightly against the U.S. dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China's current monetary policies and have pressured China to allow the Renminbi to float freely in world markets. On July 21, 2005 the PRC reported that it would have its currency pegged to a basket of currencies rather than just tied to a fixed exchange rate to the dollar. It also increased the value of its currency 2% higher against the dollar, effective immediately. If any devaluation of the Renminbi were to occur in the future, returns on our operations in China, which are expected to be in the form of Renminbi, will be negatively affected upon conversion to U.S. dollars. If any increase in the value of the Renminbi were to occur in the future, our product sales in China and in other countries may be negatively affected and our revenues reduced.

We may be unable to enforce our rights due to policies regarding the regulation of foreign investments in China, which could reduce our ability to compete and our revenues.

The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system prevalent in the United States. The PRC does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. China's regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our business objectives. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and negatively affected and our revenues could be reduced.

It may be difficult for stockholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our stockholders.

All of our assets are located outside the United States and all of our current operations are conducted in Hong Kong and China. Moreover, all of our directors and officers are nationals or residents of Hong Kong. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for our stockholders to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Hong Kong and China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in Hong Kong or China against us or such persons predicated upon the securities laws of the United States or any state thereof.

We will need to raise additional capital to expand our operations in future periods. If we cannot raise sufficient capital, our ability to implement our business strategies and continue to expand and increase revenues will be at risk.

To fully implement our growth plan, over the next 12 months we anticipate that we may require additional working capital for increasing our inventory of raw materials and products, additional expansion of our facilities, salaries and wages for additional employees, increased marketing and advertising. We do not presently have sufficient working capital to fund the additional growth of our company, and we will need to raise additional working capital to complete this project. We do not presently have any external sources of capital and will in all likelihood raise the capital in a debt or equity offering. If we raise the necessary capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing stockholders will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock. There can be no assurance that acceptable financing to fund this project can be obtained on suitable terms, if at all. Our ability to continue to implement our growth strategy could suffer if we are unable to raise the additional funds on acceptable terms which will have the effect of adversely affecting our ongoing operations and limiting our ability to increase our revenues in the future.

If our stock trades below $5.00 per share, and is quoted on the OTC Bulletin Board, our stock will be considered a "penny stock" which can reduce its liquidity.

If the trading price of our common stock is less than $5.00 per share, our common stock will be considered a "penny stock," and trading in our common stock will be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a "penny stock," including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of securities in the secondary market because few broker or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

This prospectus permits selling security holders to resell their shares. If they do so, the market price for our shares may fall and purchasers of our shares may be unable to resell them.

This prospectus includes 3,710,000 shares being offered by existing stockholders. To the extent that these shares are sold into the market for our shares, if developed, there may be an oversupply of shares and an undersupply of purchasers. If this occurs the market price for our shares may decline significantly and investors may be unable to sell their shares at a profit, or at all.

Our management decisions are made by William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager; if we lose their services, our revenues may be reduced.

The success of our business is dependent upon the expertise William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager. Because William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager are currently essential to our operations, you must rely on their management decisions. If we lose their services, we may not be able to hire and retain another similar officer with comparable experience. We have no employment agreements with William Tang, President & CEO and Hau Keung Wong, Director of Production. As a result, the lost services of William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager could reduce our revenues.

Our management has limited experience in managing the day to day operations of a public company and, as a result, we may incur additional expenses associated with the management of our business.

The management team, including William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager is responsible for our operations and reporting. The requirements of operating as a small public company are new to the management team and the employees as a whole. This may require us to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned. We may also be required to hire additional staff to comply with additional SEC reporting requirements and compliance under the Sarbanes-Oxley Act of 2002. Our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our results of operations, cash flow and financial condition.

Although we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") requires our management to report on the operating effectiveness of our Internal Controls over financial reporting for the year ended December 31, 2010. Jimmy C. H. Cheung & Co. (CPA), our independent registered public accounting firm, will be required to attest to the effectiveness of our internal control over financial reporting beginning with the year ended December 31, 2010. We must establish an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect that the cost of this program will require us to incur expenses and to devote resources to Section 404 compliance on an ongoing basis.

It is difficult for us to predict how long it will take to complete Management's assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and process on a timely basis. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected.

The offering price of $0.10 per share has been arbitrarily set by our board of directors and accordingly does not indicate the actual value of our business.

The offering price of $0.10 per share is not based upon earnings or operating history, does not reflect the our actual value, and bears no relation to our earnings, assets, book value, net worth or any other recognized criteria of value. No independent investment banking firm has been retained to assist in determining the offering price for the shares. Accordingly, the offering price should not be regarded as an indication of any future market price of our stock.

Sales of our common stock under Rule 144 could reduce the price of our stock.

As of December 31, 2008, there were 5,410,000 shares of our common stock held by non-affiliates, 1,700,000 of which are restricted, 3,710,000 of which are being registered hereunder, and 19,590,000 shares of our common stock held by affiliates, all of which are restricted as per Rule 144 of the Securities Act of 1933 defines as restricted securities. All of the non-restricted shares as well as all shares being registered hereunder are available for resale as of the date of effectiveness of this registration statement and all restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Investors may have difficulty in reselling their shares.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

Because our directors own 78.36% of our outstanding common shares, they could make and control corporate decisions that may be disadvantageous to minority shareholders.

Our directors own approximately 78.36% of the outstanding common shares. Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of our directors may differ from the interests of the other shareholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all members of which are not independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the board of directors as a whole. None of two members of the board of directors are independent directors under the definition set forth in the listing standards of the NASDAQ Stock Market, Inc. Thus, there is a potential conflict in that board members who are management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

Investors may have difficulty in reselling their shares due to the lack of market or state Blue Sky laws.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future.

The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having the Shares available for trading on the OTCBB, investors should consider any secondary market for the Company's securities to be a limited one. We intend to seek coverage and publication of information regarding the company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations.  We may not be able to secure a listing containing all of this information.  Furthermore, the manual exemption is a non issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals”but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) provide that the safe harbor for forward looking statements does not apply to statements made by companies such as ours that issue penny stock. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares offered by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Our management has determined the offering price for the selling shareholders' shares which was selected the price at which these shares were sold to non-affiliated investors in our private placement, in accordance with management’s discussions with the selling shareholders. This was also based upon our anticipated opening price if our stock becomes qualified for quotation on the OTCBB given our current net revenues and current net asset value. However, we have no written or oral agreement with any of our selling shareholders on this matter. The offering price has been arbitrarily determined and does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation. Prior to this offering, there has been no market for our securities.

DILUTION

Not applicable. We are not offering any shares in this registration statement. All shares are being registered on behalf of our selling shareholders.

SELLING SECURITY HOLDERS

The selling security holders named below are selling the securities. The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling security holders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling security holders upon termination of this offering. These selling security holders acquired their shares by purchase exempt from registration primarily under Section 4(2) of the 1933 Act. We believe that the selling security holders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the selling security holders.

Name	Total Shares Owned	Shares Registered	Percentage Before Offering(1)	Percentage After Offering(1)	Relationship to us
Chiu, Quentin	50,000	50,000	0.2000%	0%
Fong, Yuk Chun	10,000	10,000	0.0400%	0%
Guo, Yue Ju	20,000	20,000	0.0800%	0%
Yip, Pao Ha	10,000	10,000	0.0400%	0%
Yu, Ching	15,000	15,000	0.0600%	0%
Cheung, Hun	10,000	10,000	0.0400%	0%
Chow, Shen Chung	20,000	20,000	0.0800%	0%
Cheung, Siu Chung Chris	15,000	15,000	0.0600%	0%
Sun, Gloria	200,000	200,000	0.8000%	0%
Lo, Seng Hei	120,000	120,000	0.4800%	0%
Lo, Seng Fan	10,000	10,000	0.0400%	0%
Cheng, King Na	30,000	30,000	0.1200%	0%
Cheung, Wing Choi	50,000	50,000	0.2000%	0%
Chan, Tung Lui	10,000	10,000	0.0400%	0%
Choi, Moon Hing	250,000	250,000	1.0000%	0%
Liu, Kwun Tai	300,000	300,000	1.2000%	0%
Liu, Lai Chu	500,000	500,000	2.0000%	0%
Choi, Kuan Tai	150,000	150,000	0.6000%	0%
Leung, Shun Ming	150,000	150,000	0.6000%	0%
Leung, Yuk Kuen	200,000	200,000	0.8000%	0%
Chan, Ka Nam	200,000	200,000	0.8000%	0%
Ma, Ya Fei	200,000	200,000	0.8000%	0%
Liu, He Ju	20,000	20,000	0.0800%	0%
Zou, Jie Jun	30,000	30,000	0.1200%	0%
Dai, Qing Xian	10,000	10,000	0.0400%	0%
Kuang, Han Ci	25,000	25,000	0.1000%	0%
Cai, Yuen Chun	10,000	10,000	0.0400%	0%
Zhang, Guo Huang	50,000	50,000	0.2000%	0%
Long, Hung	50,000	50,000	0.2000%	0%
Chen, Yun Jun	30,000	30,000	0.1200%	0%
Niu, Hoao Wei	10,000	10,000	0.0400%	0%
Tan, Ling Ling	20,000	20,000	0.0800%	0%
Ge, Kang Lin	30,000	30,000	0.1200%	0%
Li, Ming	50,000	50,000	0.2000%	0%
Ouyang, Su Qian	20,000	20,000	0.0800%	0%
Wang, Wei Li	10,000	10,000	0.0400%	0%
5th-Dimension [2]	2,250,000	550,000	9.0000%	6.8%	Founder
Michael Williams	150,000	150,000	0.6000%	0%	Attorney
Island Stock Transfer [3]	100,000	100,000	0.4000%	0%	Transfer Agent
Zhang, Dai Gao	10,000	10,000	0.0400%	0%
Lan, Yuan Qiang	15,000	15,000	0.0600%	0%

TOTAL	5,410,000	3,710,000	14.8400%	6.8%

 [1] Assuming sale of all shares registered hereunder.

[2] The natural person with voting and investment power for these shares is Cheung Hon Kuen, who is acting as the trustee of beneficiaries Ho Chan Raymond, Kwok Yuen Yee, Ho Peggy and Ho Heidi, as the principal of 5th Dimension Enterprises Limited through Cheung Hon Kuen (Nominee) Limited.

[3] The natural person with voting and investment power for these shares is Carl Dilley.

Blue Sky

The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having the Shares available for trading on the OTCBB, investors should consider any secondary market for the Company's securities to be a limited one. We intend to seek coverage and publication of information regarding the company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations.  We may not be able to secure a listing containing all of this information.  Furthermore, the manual exemption is a non issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

PLAN OF DISTRIBUTION

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

Selling shareholders are offering up to 3,710,000 shares of common stock. The selling shareholders will offer their shares at $.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

The securities offered by this prospectus will be sold by the selling shareholders. We are not aware of any underwriting arrangements that have been entered into by the selling shareholders. The distribution of the securities by the selling shareholders may be effected in one or more transactions that may take place in the over-the-counter market, including broker's transactions or privately negotiated transactions.

The selling shareholders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, margin accounts or loan transactions. Upon default by such selling shareholders, the pledge in such loan transaction would have the same rights of sale as the selling shareholders under this prospectus. The selling shareholders may also enter into exchange traded listed option transactions, which require the delivery of the securities listed under this prospectus. After our securities are qualified for quotation on the over the counter bulletin board, the selling shareholders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling shareholders under this prospectus.

In addition to the above, each of the selling shareholders will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders or any such other person. We have instructed our selling shareholders that they may not purchase any of our securities while they are selling shares under this registration statement.

Upon this registration statement being declared effective, the selling shareholders may offer and sell their shares from time to time until all of the shares registered are sold; however, this offering may not extend beyond two years from the initial effective date of this registration statement.

There can be no assurances that the selling shareholders will sell any or all of the securities. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

All of the foregoing may affect the marketability of our securities. Pursuant to oral promises we made to the selling shareholders, we will pay all the fees and expenses incident to the registration of the securities.

Should any substantial change occur regarding the status or other matters concerning the selling shareholders or us, we will file a post-effective amendment to this registration statement disclosing such matters.

OTC Bulletin Board Considerations

To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. We anticipate that after this registration statement is declared effective, market makers will enter “piggyback” quotes and our securities will thereafter trade on the OTC Bulletin Board.

The OTC Bulletin Board is separate and distinct from the NASDAQ stock market. NASDAQ has no business relationship with issuers of securities quoted on the OTC Bulletin Board. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTC Bulletin Board.

Although the NASDAQ stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the OTC Bulletin Board has no listing standards. Rather, it is the market maker who chooses to quote a security on the system, files the application, and is obligated to comply with keeping information about the issuer in its files. The NASD cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Although we anticipate quoted on the OTC Bulletin board will increase liquidity for our stock, investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the OTC Bulletin Board rather than on NASDAQ. Investors’ orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with NASDAQ-listed securities.

Investors must contact a broker-dealer to trade OTC Bulletin Board securities. Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for NASDAQ-listed securities.

LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officers are as follows:

NAME	AGE	POSITION
William Tang	40	President, CEO and Director
Lai Li Liu	35	General Manager
Hau Keung Wong	49	Director of Production and Director

Mr. William Tang joined us in April 1999 and has worked exclusively for our company since then serving as the President, CEO and Director of the Company. From May 1988 to May 1991, he was Assistant Merchandiser of Shi Wo Ho Import and Export Company, Hong Kong, China, which is in the General Import and Export and Trading business. From June 1991 to August 1995, he was the Vice President of Sales and Marketing of Shi Wo Ho Import and Export Company, Hong Kong, China. From October 1995 to February 1999, he was the Director of Marketing of Teamhold Industrial Ltd., which produce and distribute Christmas products.

Mr. Hau Keung Wong joined us in April 1999 and has worked exclusively for our company since then serving as the Director of Production and Director of the Company. From March 1980 to March 1982, he was a Trainee of Ho Lee Logistic Company which provided general shipping and logistics services. From April 1982 to April 1984, he was the Supervisor of Ho Lee Logistic Company. From May 1984 to May 1988, he was the Operation Manager of Ho Lee Logistic Company. From June 1988 to October 1995, he was the General Manager of Ho Lee Logistic Company. From November 1995 to December 1998, he was the owner of Tai Keung Logistic Company which provided general shipping and logistics services.

Ms. Lai Li Liu joined us in April 1999 as the General Manager of the Company. From May 1996 to March 1999, she was Sales and Marketing director of Winfair Metal Manufactory. From April 1999 to June 2003, she was Director of Production of Forests Manufacturing Limited. From June 2003 to date, she has been General Manager of Forests Manufacturing Limited. In 1996 she received a BA (Hons) Degree -Major in Sociology from Hong Kong Baptist University.

Directors serve for a one-year term. Our bylaws currently provide for a board of directors comprised of a minimum of one director.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

William Tang is the husband of Lai Li Liu.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last five years in any of the following:

·	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

·	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

·
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

·
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CORPORATE GOVERNANCE

Our Board of Directors has two directors and has not established Audit, Compensation, and Nominating or Governance Committees as standing committees. The Board does not have an executive committee or any committees performing a similar function. We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. The Board has determined that the no members of the Board are “independent” under the definition set forth in the listing standards of the NASDAQ Stock Market, Inc., which is the definition that the Board has chosen to use for the purposes of the determining independence, as the OTCBB does not provide such a definition. Therefore, none of our current Board members are independent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding voting securities, our directors, our executive officers, and our executive officers and directors as a group.  To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted.  There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. The business address of all persons and entities set forth below is 2/F, 17 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Name and Address	Number of Shares of Common Stock	Percentage
5th Dimension Enterprises Ltd. [1]	2,250,000	9%
William Tang [2]	19,590,000	78.36%
Hau Keung Wong [2]	19,590,000	78.36%
All directors and executive officers as a group [3 persons] [2]	19,590,000	78.36%

[1] The natural person with voting and investment power for these shares is Cheung Hon Kuen, who is acting as the trustee of beneficiaries Ho Chan Raymond, Kwok Yuen Yee, Ho Peggy and Ho Heidi, as the principal of 5th Dimension Enterprises Limited through Cheung Hon Kuen (Nominee) Limited.

[2] Shares owned through the company Grand Honor Holding, a private investment holding company incorporated in the British Virgin Islands established on July 22, 2003 with 50,000 issued common shares. Mr. William Tang and Mr. Hau Keung Wong are the only directors and shareholders of Grand Honor and each holds 25,000 shares, or 50% ownership of Grand Honor Holding.

This table is based upon information derived from our stock records. Applicable percentages are based upon 25,000,000 shares of common stock outstanding as of March 31, 2009.

DESCRIPTION OF SECURITIES

The following description is a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue 100,000,000 shares of common stock with $0.001 par value per share. As of the date of this registration statement, there were 25,000,000 shares of common stock issued and outstanding held by 42 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock in series as fixed by the Board of Directors with par value of $0.001 per share. As of the date of this Prospectus, there are no shares of preferred stock outstanding.

Preferred stock may be issued in series with preferences and designations as the Board of Directors may from time to time determine. The Board may, without shareholders’ approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common shareholders and may assist management in impeding an unfriendly takeover or attempted changes in control. There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

INTEREST OF NAMED EXPERTS AND COUNSEL

Our Financial Statements as of December 31, 2008 and 2007, and the results of operations and cash flows for the years ended 2008 and 2007 were audited by Jimmy C. H. Cheung & Co. (CPA), as experts in accounting and auditing.

The legality of the shares offered under this registration statement is being passed upon by Williams Law Group, P.A., Tampa, FL. Michael T. Williams, principal of Williams Law Group, P.A. owns 150,000 shares of our common stock, which shares are being registered in this registration statement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

Our by-laws, subject to the provisions of Delaware Corporation Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Organization

Forests Global, Inc. (“Forests Global”) was incorporated on July 12, 2006 in the State of Delaware.

We are a holding company with no direct business operations, other than ownership of our subsidiaries. We conduct all of our business in China through the following corporate structure:

Forests Global Inc. (“Forests Global”) was incorporated in the State of Delaware on July 12, 2006. Red Triangles Group Limited (“Red Triangles”) was incorporated in the British Virgin Islands (“BVI”) on January 30, 2006 with an authorized capital of $50,000. Forests Manufacturing Limited (“Forests Manufacturing”) was incorporated in Hong Kong (“HK”) on April 23, 1999 with a registered capital of $644,909.

Forests Global Inc. and Red Triangles are investment holding companies and Forests Manufacturing’s principal activities are manufacture and sale of Christmas decorations.

On June 21, 2006, Red Triangles entered into an agreement with the stockholders of Forests Manufacturing to acquire 50% of equity interest of Forests Manufacturing at a cash consideration of $322,455. On August 3 2007, Red Triangles further acquired the remaining 50% at a cash consideration of $322,454.

On March 31, 2007, Red Triangles’ stockholders exchanged 100% of their ownership of Red Triangles for 21,840,000 shares of common stock of Forests Global under a reorganization plan.

On September 25, 2007, Forests Manufacturing acquired 100% of equity interest of Ease Dragon Holdings Limited (“Ease Dragon”) at a consideration of $0.13 for cash fully paid by a related party. Ease Dragon was incorporated in Hong Kong on December 8, 2006. The issued share capital of Ease Dragon was $0.13 and the principal activity is investment holding company.

On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”). Yima was incorporated as a limited liability in the PRC with registered capital of $674,600. The principal activity is investment holding company.

On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited (“Forest Industry”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively. The registered capital of Forest Industry at the date of incorporation was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations. On December 16, 2008, the paid-up capital of Forest Industry was increased by $2,546,988 to $6,682,357 and Ease Dragon contributed to the whole amount of increase in cash.

As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control.

Forest Industry was structured as a joint venture of Ease Dragon, a Hong Kong company, and Yima, a Chinese company, company to utilize and maximize the local Jian municipal incentive programs which will provide the following economic benefits:

·	More flexible rules for land use rights transfer;
·	Lower corporate tax rate; and
·	Local government support for hiring and training of factory workers.

Forest Industry’s principal activities will be manufacture and sale of Christmas decorations. It is intended that our current production facility based in Fenggang Town, Dongguan City, Guangdong Province will be relocated to Jian City tentatively in 2009 and 2010 in two phases, and Forest Industry will in future become our main production facility.

Our address is 2/F, 17 Hung To Road, Kwun Tong, Kowloon, Hong Kong and our telephone number is 852-2798-5769. We have a website at www.forests.com.hk. Nothing on that website is part of this prospectus.

Business

Forests Global, Inc. designs and manufactures artificial Christmas trees, wreaths, garlands and accessories. We currently offer 20,000 styles of Christmas trees and 12,000 styles of wreaths, garlands and accessories to suit our customer’s Christmas decoration needs. Through continuous product innovations, sales and marketing efforts over the years, we have been growing steadily and our production facility has been continuously upgraded and expanded. Since our establishment, our factory has been expanded to 600,000 square feet and employing staff in excess of 1,000 during the peak seasons. Our annual manufacturing capacity currently is more than 2,000 sea shipping containers.

Our sales office consists of a total of 10,000 square feet office and showroom space. It is located in Hong Kong with full time employees of about 16 people.

Our current production facility is located in Fenggang Town, Dongguan City, Guangdong Province in PRC. The location consists of a total of 41,225 square meter used as showroom, factory and warehouse. This production facility manufactures all of our Christmas tree products and accessories. Our factory employs on average about 650 employees in 2008.

Christmas Trees

We supply many types of Christmas trees from small trees to 50 ft. commercial trees. Many collections are available including: Pre-lit Pine Tree, Pre-lit Flocked Tree, Fiber Optic Silvery Tree, Slim Slivery Spruce Tree, Spruce Tree, Pre-lit Frosted Mixed Pine Tree, Slim Mixed Fix Pre-lit Tree, Frosted Fraser Berry Tree, Flocked Pine Tree, Pre-lit Arch Tree, Topiary Tree, Classic Cedar Topiary Tree, Flocked Fiber Optic Tree, Twigs Fiber Optic Tree, Traditional Fiber Optic Tree, Sparkle & Fancy Fiber Optic Tree, Silvery Fiber Optic Tree, and Star Decorated Fiber Optic Tree.

Garlands, Wreaths and Hanging Items

Other product collections include: Pre-lit Flocked Garland, Fiber Optic Wreath, Fir Half Wall Tree, Cashmere Mixed Pine Swag Garland, Flocked Spruce Pre-lit Garland, Flocked Spruce Pre-lit Wreath, PE Injection Spray with Pine Cone, Pine Wreath, and Pine Garland with Pine Cone, etc.

By revenue, the breakdown of products manufactured by us in 2008 is approximately as follows:

Description	Percentage of Revenues
Christmas Trees	95%
Garlands, Wreaths and Hanging Items	5%

Our product design process entails our in-house design team creating basic skeleton designs of product series as well as in certain cases some integration of purchased design (products) along with our designs. These basic skeleton designs and integrated designs (samples) will then presented to the prospects for design fine tuning. Sometimes, clients bring in design ideas for build to order type of products. In such case, we work with the client for the design the client desired.

Our primary production process is “Tip” machine pulling, injection molding, branching.

Depending on the design of the products, some products use the “tip” machine pulling process and some products use the injection molding process for the creation of the tree tips.

“Tip” machine pulling

This process involves the use of a specialized machine to create “tips” of the branches of artificial Christmas trees. PVC (used as the raw material) is put to the “tip” machines along with wires. The “tip” machines then fuse the PVC on to the wire, pull and cut into pine tree tip like shapes. The “tips” of different sizes are then used as the basic components of the artificial Christmas trees.

Injection molding

This process involves the creation of plastic parts by the melting of special “resins” (specially designed plastic “beads” used as the raw material). This resin is melted into a hot, liquid gel which is then fed under high pressure (“injected”) into specially manufactured metal forms (“tools and dies”). Once the plastic has cooled, it is released from the machines at which point it represents finished “tip” component for artificial Christmas trees.

Branching

Branching is the process of putting the “tips” (created from the “tip” machine pulling or injection molding) together to form various branches of the artificial Christmas trees. This process involves polishing, shaping, perfecting the “tips”, assembling layers of tips of different sizes to complete the branches.

The branches are then put on the main trunk to form the artificial Christmas tree. Certain accessories may be added on to complete the trees.

All of these manufacturing processes are high-volume processes with little tolerance for wastage and errors. The quality of the tools and dies is critical in minimizing the wastage and maximizing the efficiency of the production process.

Customers and Suppliers

We currently manufacture products for approximately 100 different customers. The two main customers in last fiscal year were Canadian Tire and Hobby Lobby, which represented approximately 27% and 8% respectively of our revenues for the year ended December 31, 2008. We anticipate that the current sales concentration will remain at present levels for the near future.

We normally purchase our supplies through standard purchase orders. Our principal raw materials are PVC, iron and copper. Another supply that makes up of about 50% of cost structure of our products is lighting. We currently obtain most of our lighting supply from So Yang Enterprise Co. Ltd. Last fiscal year, lightings supply made up of 21% of our total purchases.

We base our material purchase decisions on price, quality, credit terms and service. Generally we purchase on a “spot market” and does not enter into written supply contracts with its suppliers or commit to purchase minimum quantities. While certain material prices fluctuate, these prices are normally passed directly through to customers.

Order Backlog

At December 31, 2008 we had an order backlog of $1.1 million, compared to that from the prior year of $70,000 at December 31, 2007.

Marketing and Sales

Since the first artificial Christmas trees were made in Germany during the 1880s amid worries about the demise of fir forests, artificial Christmas trees have came a long way. Today’s fake trees, we believe to be the most realistic ever, are made from various materials including petrochemicals, fiber-optics, and other. Not only artificial Christmas trees are getting more and more realistic, they are also very convenient.

Currently we have a small sales and marketing team. Our President, Mr. William Tang and our General Manager, Ms. Lai Li Liu oversee the major sales and marketing directions as well as high-level customer relationships. We also have internal sales coordinators to manage sales activities. The sales process is usually initiated by customers by means of requests for quotations. Our sources for new customers are from customer referrals, trade shows and independent local market sales representatives. We currently sell our products to markets all over the world. However, most of our products are sold to Europe and US. We intend to establish closer relationships with US and European-based sales network to generate increased business.

Competition

We compete with numerous artificial Christmas trees manufacturers in fragmented industry that many of them are smaller in production capacity and lower in product quality. Our main competitors are Charm Tree Ltd., Special Happy Ltd., Manar International Ltd., Evergreen Ltd., and Novelty Limited. Their annual sales are in the $15 million range in artificial Christmas tree products. They are about the same size compared with us.

We believe that competition within the artificial Christmas tree industry based principally on a combination of quality, price, design, responsiveness and delivery, reputation, production capacity and after sales customer services. We distinguish ourselves from our competitors by having full design capabilities, quality products at very competitive pricings and full after sales customer service and support.

Patents, Trademarks and Licenses

We do not own any U.S. or foreign patents, trademarks or licenses that are material to its business. We do rely on certain data and processes, including trade secrets and know-how, and the success of its business depends, to some extent, on such information remaining confidential.

Environmental Matters

Our operations are only subject to local environmental laws and regulations that impose on all factories in the country. There is no special laws and/or regulation on limitation on discharge of pollutants into the air and water for our operations.

Research and Development

We have had no significant research and development expenses in the past two years.

Regulatory Environment

China is transitioning from a planned economy to a market economy. While the Chinese government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the Chinese government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the Chinese government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating revenues may be reduced by changes in China's economic and social conditions as well as by changes in the policies of the Chinese government, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

China’s legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

We are subject to many general regulations governing business entities and their behavior in China and in any other jurisdiction in which we have operations. Such regulations typically deal with licensing, approvals and permits. Any change in product licensing may make our products more or less available on the market. Such changes may have a positive or negative impact on the sale of our products and may directly impact the associated costs in compliance and our operational and financial viability. Such regulatory environment also covers any existing or potential trade barriers in the form of import tariff and taxes that may make it difficult for us to export our products to certain countries and regions, such as Japan, South Korea and Hong Kong, which would limit our international expansion.

Because we are a wholly foreign owned enterprise, we are subject to the law on foreign investment enterprises in China, and the foreign company provisions of the Company Law of China, which governs the conduct of our wholly owned subsidiary and its officers and directors. Additionally, we are also subject to varying degrees of regulations and permit system by the Chinese government.

Employees

We had the following full time employees as of March 31, 2009 and none of whom are represented by a union.

•	Clerical – 38
•	Operations – 48
•	Administrative – 14
•	Management – 3
•	Sales – 5
•	Production – 549
Total :	657

Management considers relations with our employees to be good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this Prospectus. The results shown herein are not necessarily indicative of the results to be expected for any future periods.

This discussion contains forward-looking statements, based on current expectations. All statements regarding future events, our future financial performance and operating results, our business strategy and our financing plans are forward-looking statements and involve risks and uncertainties. In many cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause our actual results and the timing of events to differ materially from those projected in any forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, those set forth under "Summary Information and Risk Factors" and elsewhere in this Prospectus.

Overview

Forests Global Inc. was incorporated in the State of Delaware on July 12, 2006. Red Triangles Group Limited was incorporated in the British Virgin Island (BVI) on January 30, 2006. Forests Manufacturing Limited was incorporated in Hong Kong on April 23, 1999. Forests Global Inc. and Red Triangles Group Limited are investment holding companies and Forests Manufacturing Limited’s principal activities are manufacture and sale of Christmas decorations. On March 31, 2007, Forests Global Inc. acquired 100% of Red Triangles Group Limited which in turn holds 100% of Forests Manufacturing Limited under a reorganization plan. On September 25, 2007, Forests Manufacturing Limited acquired 100% of equity interest of Ease Dragon Holdings Limited (Ease Dragon) at a consideration of $1 for cash fully paid from a related party. Ease Dragon was incorporated in Hong Kong on December 8, 2006. The issued share capital of Ease Dragon was $1 and the principal activity is investment holding company. On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”). Yima was incorporated as a limited liability company in the PRC with registered capital of $674,600. The principal activity is investment holding company. On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited (“Forest Industry”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively. The registered capital of Forest Industry at the date of incorporation was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations. On December 16, 2008, the paid-up capital of Forest Industry was increased by $2,546,988 to $6,682,357 and Ease Dragon contributed to the whole amount of increase in cash. As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control. Accordingly, the operations of Red Triangles, Forests Manufacturing, Ease Dragon and Yima for the three months ended March 31, 2009 were included in this discussion as if the transactions had occurred retroactively. We have a sizeable factory in Dongguan where current manufacturing takes place.

We design and manufacture artificial Christmas trees, wreaths, garlands and accessories.

Our sales office consists of a total of 10,000 sq. ft office and showroom space. It is located in Hong Kong with full time employees of about 16 people.

Our current production facility is located in Fenggang Town, Dongguan City, Guangdong Province in PRC. The location consists of a total of 41,225 sq. meter used as showroom, factory and warehouse. This production facility manufactures all of our Christmas tree products and accessories. Our factory employs on average over 650 employees in 2008.

Three months ended March 31, 2009 against Three months ended March 31, 2008

As set forth in the following tables, during the three months ended March 31, 2009, we have had higher net sales as compared to the three months ended March 31, 2008, as follows:

		For the three months ended	For the three months ended
	Increase/(Decrease)	March 31, 2009	March 31, 2008

Net Sales	134.1%	856,584	365,856

Gross Profit	276.8%	472,177	(266,996)

Loss from operations	(92.7)%	(58,009)	(795,839)

Net Loss	82.9%	(140,274)	(821,346)

Comprehensive income (loss)	137.1%	328,868	(886,705)

Gross margin	175.6%	55.1%	(72.9)%
Operating margin	96.9%	(6.8)%	(217.5)%
Net margin	92.7%	(16.4)%	(224.5)%
Comprehensive Margin	115.8%	38.4%	(242.4)%

Our operating results in any given time period are driven by several key factors, including: the volume of orders, product produced and shipped, the cost of materials and the efficiency of the operations of our plant during the period.

The sales of our main products, artificial Christmas Trees and decorations, are seasonal and that most orders are shipped in the third and fourth quarters of the year. Therefore, certain revenues were not recognized in the Net Sales amount indicated in the above table despite of the completed orders because these completed orders have not yet been shipped. The unfulfilled orders (committed sales but not shipped) were approximately $2.2 million as of March 31, 2009 and $0 in 2008. The increase in committed sales was resulted from some customers placing orders earlier in the year to avoid raw materials costs increase as well as late delivery of the products.

For the comparison between 2009 and 2008 for the same periods ended March 31, the 2009 figures have indicated an increase in sales and profit. This was mainly due to the increase in orders shipped in this period compared to the same period in last year.

Traditionally, most of our products were shipped in the third and forth quarters of the year and that our revenues are recognized then. Therefore, our sales pattern is high in the second half year as compared to the first six months of the year.

Net Sales

Net Sales increased to $856,584 for the three months ended March 31, 2009 from $365,856 for the three months ended March 31, 2008, by $490,728 or 134.1%. Our sale of polyethylene tree (“PE”) products increased in this period when comparing with same period of 2008.  PE product is one of our high profit products which drives our sales. Besides, our revenues increased during the period as a result of higher sales revenue recognized from two new major customers, namely, Hobby Lobby and Kaemingk with 51% and 36% of total sales respectively.

Our five largest customers for the three months ended March 31, 2009 and 2008, were as follows:

Top 5 Customers	% of sales	% of sales
	Q1 2009	Q1 2008
Hobby Lobby Stores Inc.	51%	15%
Kaemingk B.V	36%	82%
Mr. Santa’s	12%	-
Florex Co. Ltd	1%	2%
Christmas Lights Inc.	-	1%

Top 5 as % of total sales	100%	100%

Our major customers have changed each period due to the nature of our business. Some of our customers buy Christmas decorative items on a project basis. They may not have similar projects in subsequent periods, but may have different projects and requirements that yield lower (or higher) sales amounts. Some end customers of our products may choose to use different buying agents to order from us and this also has an impact on the top customer list. Most of our customers are not one-time purchasers and will purchase from us again but the order amounts can be significantly different between periods. We expect our customer base to remain stable although our top customers may not always be the same customers period by period.

To remain competitive and to attract orders from new and existing customers, we will focus on product improvement as well as competitive pricing from more efficient production and operations.

Cost of Sales

Cost of Sales was $384,407 for the three months ended March 31, 2009, as compared to $632,853 for the three months ended March 31, 2008, a decrease of $248,446, or 39.3%. The decrease in Cost of Sales, despite the increase in net sales, was principally driven by the increase in sales order and our focus on higher gross profit orders. We streamlined the supply chain management to control the overhead expenditure in the production processes. Further, we pursued bulk purchasing strategy for core production materials in the fourth quarter of 2008 & the first quarter of 2009 to keep the average unit cost of material low. The major components for the manufacturing of our products are PVC, iron, electric copper wires and lighting. The decrease in the cost of sales was mainly attributable by the following items:

•
Bulk purchase of raw material to keep the average unit cost of material low.  The inventory of semi-finished products and finished products were increased for the three months ended March 31, 2009, caused by some forecast orders were placed earlier in this year by customers and resulting the decrease in cost of sales.

•	Direct wages decreased by $20,564. It was mainly due to the wage reduction in labor market for the three months ended March 31,2009, as compared to the same period of last year.

We expect this trend will continue if our sales orders of PE products continue to increase.

The following table sets forth the percentage of materials purchased from our top five largest suppliers:

Top 5 Suppliers	% of	% of
	purchase	purchase
	Q1 2009	Q1 2008

So Yang Enterprise Co. Ltd.	11%	-
Lun Rigid New Material Corp. (Han Rigid Investment Holding Ltd.)	-	34%
Hong Yuan Christmas Plastics Industrial Co. Ltd.	-	9%
Joy Colour Enterprise Ltd.	10%	-
Tianjin Linktone Co. Ltd.	-	7%
Dong Sheng Plastic (HK) Co. Ltd.	33%	8%
Tianjin Tianmei Metal Product Co. Ltd.	9%	-
Neo-Neon Int’l Ltd.	-	6%
Nan Hai Qu Xing Lai Metal Plastic Co.	18%	-

Top 5 as % of total purchases	81%	64%

Gross Profit

Gross Profit for the three months ended March 31, 2009 was $472,177, turning around from gross loss of $266,996 of the previous corresponding period. This is primarily due to:

-	higher sales volume recorded in the period;
-	sales of PE products, which are of higher profit margin, increased significantly compared to last year;
-	improvement of control over manufacturing overheads.

As a percentage of net sales, gross profit margin reached 55.1% during the current period.

The sales of our main products, artificial Christmas Trees and decorations, are seasonal and that most orders are shipped in the third and fourth quarters of the year. Therefore, most sales revenues were not recognized until the third and fourth quarters. With the incurrence of the manufacturing overheads in the period concerned, the first six months period likely results in minimal gross profits or even gross losses. As an industrial norm, a higher level of gross profit will be noted in the third and last quarter of the year.

Selling and Distribution, General and Administrative Expenses

Selling and distribution, general and administrative expenses during the three months ended March 31, 2009 were 3.5% and 49.3% of net sales respectively and compared to 7.4% and 135% of net sales respectively during the same period in last year. Selling and distribution expenses mainly represented transport and outward freight charges and the current period figures were comparable to that of the three months ended March 31, 2008 in terms of percentage to net sales. The decrease in general and administrative expenses was mainly because there was no bad debt recorded during the period in 2009. Despite this, general and administrative expenses are expected to increase in the foreseeable future as a result of our expected continued growth and the costs of complying with the reporting and other requirements as a public company~~.~~

Depreciation and Amortization Expenses

Depreciation and amortization were $77,852 during the three months ended March 31, 2009 as compared to $6,467 for the same period of 2008. The increase was mainly due to the amortization of land use rights and depreciation of office premises and investment property newly acquired in September 2008.

Operating Expenses

Operating expenses increased to $530,186 for the three months ended March 31, 2009, by $1,343, or 0.3% as compared to $528,843 for the three months ended March 31, 2008. As a percentage of net sales, operating expenses for the three months ended March 31, 2009 were 61.9% of net sales, compared to 144.5% during the same period in last year. The following items contributed to the fluctuation in operating expenses for the 3 months period:

•	Transport and Outward freight charges increased by $8,105 or 46%, from $17,812 for the three months ended March 31, 2008 to $25,917 for the same period in 2009. It was due to increased sales volume.
•
Bank charges increased by $5,021 or 94.8%, from $5,295 for the three months ended March 31, 2008 to $10,316 for the same period in 2009. It was mainly due to the costs of utilizing the factoring facility in the past three quarters to finance the bulk purchase of raw materials to meet the increased sales volume. We consider this bulk purchase of raw materials to be necessary for lowering our material costs in production.

•
Salaries increased by $14,020 or 16.9%, from $82,905 for the three months ended March 31, 2008 to $96,925 for the same period in 2009. It was mainly due to the hiring of more staff for the public listing project and the supporting for the expected increasing sales order in the future.

•
Stamp and postage charges increased by $7,713 or 33.1%, from $23,312 for the three months ended March 31, 2008 to $31,025 for the same period in 2009. It was due to the increase in product samples sent to customers via international courier providers.

•
Loss on exchange difference increased by $60,424 to $119,216 for the three months ended March 31, 2009 as compare of $58,792 for the same period in 2008. It was mainly due to the adjustment on the exchange rate for translation amounts from RMB into HKD .

•
Director’s quarter expense decreased by $20,914 from $38,466 for the three months ended March 31, 2008 to $17,552 for the same period in 2009. It was mainly due to housing allowance was no longer provided since January 2009.

•
Bad debt for the three months ended March 31, 2009 decreased by $148,262 or 100%, from $148,262 for the three months ended March 31, 2008. It was mainly due to no bad debt incurred for the three months ended March 31, 2009, which reflected that we have put effort in our accounts receivable management.

Loss from Operations

Operating loss decreased to $58,009 for the three months ended March 31, 2009 as compared to operating loss of $795,839 for the three months ended March 31, 2008. The result from increased sales order and shipment, focusing on the higher gross profit products and the measures in controlling manufacturing and operating cost, contributed to the increase in Operating income.

Other Income (Expenses)

The net other expenses $25,507 for the three months ended March 31, 2008 as compared to the net other expense $82,265 in the same period of 2009 were mainly caused by the following:

•
Gain on forward contract of $32,883 for the three months ended March 31, 2009, compared to $8,878 for the same period in last year, resulted from the fluctuations in foreign currency exchange rate between US dollar to Renminbi during the period;

•	Interest expenses increased by $54,533 from $64,462 for the same period in last year to $118,995 in current period as using more bank facilities due to the increase in purchases.
•
Sale of available-for-sale securities incurred loss $28,700 when selling HSBC China Fortune Capital Guaranteed Fund I during the period. No such gain or loss was recorded for the same period in last year.

There are three mortgage loans and two project finance loans obtained to support the capital expenditures in relation to the acquisition of the two properties in Hong Kong and the cost of the construction of new plant in Ji’an City, Jiangxi Province, PRC. The breakdown of total expected interest expenses, $787,463, in the future are illustrated as below:

	Mortgage Loan			Project Finance Loan
Loan Amount	$1,354,185	$1,199,421	$735,129	$644,850	$644,850
Secured	Office Premise	Investment Property	Property owned by a related company	Unsecured, under unlimited guarantee by directors in banking facility
Monthly Repayment Term	From October 2008 to September 2023, for 15 years	From August 2008 to July 2020, for 12 years	From October 2008 to September 2016, for 8 years	From August 2008 to July 2015, for 7 years	From October 2008 to September 2015, for 7 years
Estimated Monthly Repayment Amount	$9,200	$10,500	$9,300	$8,800	$8,800
Interest rate	2.5% p.a. below Prime Rate	2.125% p.a. over 1 month HIBOR	2.125% p.a. over 1 month HIBOR	2.25% p.a. over 1 month HIBOR	2.25% p.a. over 1 month HIBOR
Interest rate for projection	2.75%	3.975%	4.005%	4.08%	4.08%
Total interest expenses expected in future periods	$279,995	$252,679	$102,071	$74,775	$77,943

Income Taxes

We are a company incorporated in the State of Delaware and conduct substantially all our operations through our Hong Kong and PRC operating companies. Although we are subject to the United States taxation, we do not anticipate incurring significant United States income tax liability for the foreseeable future because:

•	we did not conduct any material business or maintained any branch office in the United States during the period ended March 31, 2009;
•	the earnings generated from our non-US operating companies are generally eligible for a deferral from United States taxation until such earnings are repatriated to the United States; and
•	we believe that we will not generate any significant amount of income inclusions under the income imputation rules applicable to a United States federal income tax purpose.

Therefore, no provision for U.S. federal income taxes or tax benefits on the undistributed earnings and/or loss of our company has been made.

Our business operations are solely conducted by our subsidiaries incorporated in Hong Kong and the PRC and we are governed by the Hong Kong and the PRC corporate tax laws. The income tax is calculated based on taxable income determined under the Hong Kong and the PRC GAAP. Based on our current setup, we are qualified for some preferential tax treatments.

The income tax expense incurred during the periods ended March 31, 2009 and 2008 were $0.

Net Loss

Net loss was $140,274 for the three months ended March 31, 2009 compared to the net loss of $821,346 for the same period in last year. This improvement was contributed from the increase in sales revenue and the effective cost controlling measures.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes foreign currency translation income on translating assets and liabilities in Hong Kong dollar to US dollar and unrealized loss on available-for-sale securities.

Comprehensive Income (Loss)

Due to the increase in sales revenue and the decrease in cost of sales, the net comprehensive income was $328,868 for the three months ended March 31, 2009 compared to a loss of $ 886,705 for the same period in last year.

Earnings (Loss) per Share

The basic and diluted loss per share was $0.01 for the three months ended March 31, 2009 compared to $0.03 for the three months ended March 31, 2008. The calculation was based on the weighted average number of issued and outstanding shares of common stock during the period.

Fiscal Year Ended December 31, 2008 against Fiscal Year Ended December 31, 2007

Overview

Forests Global Inc. was incorporated in the State of Delaware on July 12, 2006. Forests Global Inc. is an investment holding company and operates through its subsidiary, Forests Manufacturing Limited, and its principal activities are manufacture and sale of Christmas decorations. On March 31, 2007, Forests Global Inc. had completed a restructuring plan resulted in effective 100% control of Forests Manufacturing Limited (“Forests Manufacturing”). On September 25, 2007, Forests Manufacturing acquired 100% of equity interest of Ease Dragon Holdings Limited (“Ease Dragon”) at a consideration of $0.13 for cash fully paid from a related party. Ease Dragon was incorporated in Hong Kong on December 8, 2006. The issued share capital of Ease Dragon was $0.13 and the principal activity is investment holding company. On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”). Yima was incorporated as a limited liability in the PRC with registered capital of $674,600. The principal activity is investment holding company. On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited (“Forest Industry”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively. The registered capital of Forest Industry at the date of incorporation was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations. On December 16, 2008, the paid-up capital of Forest Industry was increased by $2,546,988 to $6,682,357 and Ease Dragon contributed to the whole amount of increase in cash. As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control. Accordingly, the operations of Red Triangles, Forests Manufacturing, Ease Dragon and Yima for the years ended December 31, 2008 and 2007 were included in this discussion as if the transactions had occurred retroactively.

The artificial Christmas trees and decorations market continued to grow steadily in 2008, primarily as a result of increasing demands for artificial Christmas trees and appetites of new artificial Christmas trees styles. In 2007, we focused our efforts on products with higher margins and minimized the amount of outsourcing. As compared to 2007, the sales in 2008 increased 46% or $6.6 million to $20.8 million. After the effort of developing higher gross profit products, the gross profit margin in 2008 increased from 19% to 21% in 2008. However, due to the financial crisis in 2008 and our expansion in the capital expenditure, bad debt, interest expenses and loss in forward contract increased in 2008. As a result, our net income decreased from $744,898 in 2007 to $488,844 in 2008.

As set forth in the following tables, during the fiscal year ended December 31, 2008, we have had higher net sales as compared to the fiscal year ended December 31, 2007, as follows:

		Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007
	Increase/(Decrease)
Net Sales	46%	20,811,927	14,252,867
Gross Profit	59%	4,278,175	2,687,490
Income from operations	11%	942,399	849,251
Net Income	(34%)	488,844	744,898
Comprehensive income	(55%)	418,917	939,804

Gross margin	9%	20.6%	18.9%
Operating margin	(25%)	4.5%	6.0%
Net margin	(56%)	2.3%	5.2%
Comprehensive Margin	(70%)	2.0%	6.6%

Our operating results in any given time period are driven by several key factors, including: the volume of orders, product produced and shipped, the cost of materials and the efficiency with which our plant operates during the period.

The sales of our main products, artificial Christmas Trees and decorations, are seasonal and that most orders are shipped in the third and fourth quarters of the year. Therefore, we offered a discount to our customers who are willing to place order at the end of year and ship in the beginning of next year. The unfulfilled orders (committed sales but not shipped) placed at the end of 2008 and 2007 were approximately $1.1 million and $70,000 respectively. The increase in committed sales was resulted from more customers placing orders earlier in the year to obtain the discount and avoid raw materials costs increase as well as late delivery of the products.

For the comparison between fiscal years 2008 and 2007, figures have indicated an increase in sales and gross profit. This was mainly due to the increase in orders shipped in this year compared to last year.

Net Sales

Net Sales increased to $20.8 million for the fiscal year ended December 31, 2008 from $14.2 million for the fiscal year ended December 31, 2007, by $6.6 million or 46%. Our revenues increased during the year primarily as a result of higher sales revenue recognized from two new main customers, namely, Canadian Tire and Hobby Lobby with 27% and 8% of total sales respectively.

Our five largest customers in the years ended December 31, 2008 and 2007, were as follows:
Top 5 Customers	% of sales	% of sales
	2008	2007
Canadian Tire Corporation, Limited	27%	-
Hobby Lobby Stores Inc.	8%	-
KOHL'S Department Stores, Inc.	6%	-
M G B Metro Group Buying HK Limited	6%	-
Santa's Forest Inc.	-	8%
Seasonal Crafts & Designs Ltd.	-	8%
Evertop Int'l (HK) Ltd.	-	8%
Fantasy Merchandising Co.	-	6%
Kaemingk B.V	5%	6%

Top 5 as % of total sales	52%	36%

Our major customers have changed each year due to the nature of our business. Some of our customers buy Christmas decorative items on a project basis. They may not have similar projects in subsequent periods, but may have different projects and requirements that yield lower (or higher) sales amounts. Some end customers of our products may choose to use different buying agents to order from us and this also has an impact on the top customer list. Most of our customers are not one time purchasers and will purchase from us again but the order amounts can be significantly different between periods. We expect our customer base to remain stable although our top customers may not always be the same customers year by year.

To remain competitive and to attract orders from new and existing customers, we will focus on product improvement as well as competitive pricing from more efficient production and operations.

Cost of Sales

Cost of Sales was $16.5 million for the fiscal year ended December 31, 2008, as compared to $11.6 million for the fiscal year ended December 31, 2007, an increase of $4.9 million, or 43%. The increase in Cost of Sales was principally driven by the increase in sales order and our focus on higher gross profit orders though we streamlined the supply chain management to control the overhead expenditure in the production processes. Further, we pursued bulk purchasing strategy for core production materials in 2008 to keep the average unit cost of material low. The major components for the manufacturing of our products are PVC, iron, electric copper wires and lighting. The increase in the cost of sales was mainly attributable by the following items:

-	Material cost increased by $3.7 million or 40% as caused by the increase in sales level of $6.6 million or 46%;
-	Direct wages increased by $459,468 as a result of increased labor force to keep up with the increased sales orders;
-
Sub-contracting charges jumped for $708,897 as we focus on higher gross profit orders related to new polyethylene tree products (“PE products”). We sub-contracted out certain manufacturing processes to good quality sub-contractors to minimize the resources of training, product development and factory rental expenses. We expect this trend will continue if our sales orders of PE products continue to increase.

The following table sets forth the percentage of materials purchased from our top five largest suppliers:

Top 5 Suppliers	% of	% of
	purchase	purchase
	2008	2007
So Yang Enterprise Co., Ltd.	21%	34%
Lun Rigid New Material Corp.	6%	-
(Han Rigid Investment Holding Ltd.)
Hong Yuan Christmas Plastics	-	6%
Kam Fai Paper Products Ltd.	7%	7%
Tianjin Linktone Co., Ltd.	9%	9%
Dong Sheng Plastic (Hong Kong) Co., Ltd.	11%	6%

Top 5 as % of total purchases	54%	62%

Gross Profit

Gross Profit for the fiscal year ended December 31, 2008 was $4.3 million, increased by $1.6 million or 59%, from $2.7 million of the previous year. This is primarily due to higher sales volume in the year and our improvement of control over manufacturing overheads. As a percentage of net sales, gross profit margin improved by 2% from 19% of last year to 21% of current year.

Selling and Distribution, General and Administrative Expenses

Selling and distribution, general and administrative expenses during the fiscal year ended December 31, 2008 were 3% and 12% of net sales respectively and compared to 3% and 9% of net sales respectively in last year. Selling and distribution expenses mainly represented transport and outward freight charges and were directly related to the net sales recorded. In addition, the increase in general and administrative expenses was mainly caused by the increase in staff and personnel costs due to our expansion, as well as bad debts and loss on exchange difference.

Depreciation and Amortization Expenses

Depreciation and amortization were $161,305 during the fiscal year ended December 31, 2008 as compared to $42,856 for 2007. The increase mainly due to the amortization of land use rights and depreciation of office premises and investment property newly acquired in September 2008.

Operating Expenses

Operating expenses increased to $3.3 million for the fiscal year ended December 31, 2008, by $1.5 million, or 81% as compared to $1.8 million for the fiscal year ended December 31, 2007. The following items contributed to the increase in operating expenses for the year 2008:

•
Transport and outward freight charges increased by $174,442 or 37%, from $474,512 for the fiscal year ended December 31, 2007 to $648,954 for the fiscal year ended December 31, 2008. It was due to increased sales volume.

•
Bank charges increased by $55,823 or 128%, from $43,571 for the fiscal year ended December 31, 2007 to $99,394 for 2008. It was mainly due to the costs of utilizing the factoring facility to finance the bulk purchase of raw materials to meet the increased sales volume. We consider this bulk purchase of raw materials to be necessary for lowering our material costs in production.

•
Bad debt was increased by $208,409 or 1,049%, from $19,868 for the fiscal year ended December 31, 2007 to $228,277 for the fiscal year ended December 31, 2008. It was mainly due to one amount of $148,412 related to the dispute with a customer over missed delivery dates which has been outstanding for long time and was not expected to be recoverable. In addition, one amount of $79,864 related to the debts under administrator which were not recoverable from credit insurance.

•
Loss on exchange difference increased by $832,262 or 1,856%, from $44,846 for the fiscal year ended December 31, 2007 to $877,108 for the fiscal year ended December 31, 2008. The increase was mainly came from the exchange loss incurred from the exchange and transfer RMB to China factory for daily operation expense and settlement of raw material purchase in 2008, when RMB appreciated sharply.

•
Claim charges increased by $90,743 or 1,622%, from $5,595 for the fiscal year ended December 31, 2007 to $96,338 for the fiscal year ended December 31, 2008. It was mainly due to the higher quality requirement of PE products as a result of increase in claim charges by the customers.

•
Salaries increased by $130,493 or 51%, from $254,423 for the fiscal year ended December 31, 2007 to $384,916 for 2008. It was mainly due to the hiring of more staff for the public listing project and the supporting for the expected increasing sales order in the future.

•
Stamp and postage charges increased by $5,396 or 11%, from $48,328 for the fiscal year ended December 31, 2007 to $53,724 for 2008. It was due to the increase in product samples sent to customers via international courier providers.

As a percentage of net sales, operating expenses for the fiscal year ended December 31, 2008 were 16% of net sales, compared to 13% during the same period in last year. The increase in the proportion was mainly due to the increase in the sales revenue.

Most of our production started in the first quarter and worked into second and third quarters. Our operating expenses including certain overhead items are quite evenly distributed over each quarter. The big increase in the shipped orders for the fiscal year ended December 31, 2008 yielded higher net sales and resulted in larger operating expenses, so the operating expenses against the net sales ratio comparing to last year increased as well.

Income from Operations

Operating income increased to $942,399 for the fiscal year ended December 31, 2008 as compared to $849,251 for the fiscal year ended December 31, 2007, increased by $93,148 or 11%. As stated, the result from increased sales order and shipment, focus on the higher gross profit products and the measures in controlling manufacturing and operating cost, contributed the increase in operating income.

Other Income (Expenses)

The net other expenses $30,875 for the fiscal year ended December 31, 2007 as compared to the net other expenses $386,976 in 2008 were mainly caused by the followings:
-
Loss from forward contract of $87,602 for the fiscal year ended December 31, 2008, compared to a gain on forward contract of $65,879 for 2007, resulted from the fluctuations in foreign currency exchange rate between US dollar and Renminbi during the year;

-	Interest expenses increased by $235,728 from $168,239 for 2007 to $403,967 in current year as using more bank facilities due to the increase in purchases and sales orders.

There are three mortgage loans and two project finance loans obtained to support the capital expenditures in relation to the acquisition of the two properties in Hong Kong and the cost of the construction of new plant in Jian City, Jiangxi Province, PRC. The breakdown of total expected interest expenses, $816,375, in the future are illustrated as below:

	Mortgage Loan			Project Finance Loan
Loan Amount	$1,200,061	$1,354,909	$735,522	$645,195	$645,195
Secured	Investment Property	Office Premise	Property owned by a related company	Unsecured, under unlimited guarantee by directors in banking facility
Monthly Repayment Term	From August 2008 to July 2020, for 12 years	From October 2008 to September 2023, for 15 years	From October 2008 to September 2016, for 8 years	From August 2008 to July 2015, for 7 years	From October 2008 to September 2015, for 7 years
Estimated Monthly Repayment Amount	$10,500	$9,200	$9,300	$8,800	$8,800
Interest rate	2.125% p.a. over 1 month HIBOR	2.5% p.a. below Prime Rate	2.125% p.a. over 1 month HIBOR	2.25% p.a. over 1 month HIBOR	2.25% p.a. over 1 month HIBOR
Interest rate for projection	3.975%	2.75%	4.005%	4.08%	4.08%
Total interest expenses expected in future periods	$259,683	$289,492	$106,535	$78,697	$81,968

Income Taxes

We are a company incorporated in the State of Delaware and conduct substantially all our operations through our Hong Kong and PRC operating companies. Although we are subject to the United States taxation, we do not anticipate incurring significant United States income tax liability for the foreseeable future because:

•	we did not conduct any material business or maintain any branch office in the United States for the fiscal year ended December 31, 2008;
•	the earnings generated from our non-US operating companies are generally eligible for a deferral from United States taxation until such earnings are repatriated to the United States; and
•	we believe that we will not generate any significant amount of income inclusions under the income imputation rules applicable to a United States federal income tax purpose.

Therefore, no provision for U.S. federal income taxes or tax benefits on the undistributed earnings and/or loss of our company has been made.

Our business operations are solely conducted by our subsidiaries incorporated in Hong Kong and the PRC and we are governed by the Hong Kong and the PRC corporate tax laws. The income tax is calculated based on taxable income determined under the Hong Kong and the PRC GAAP. Based on our current setup, we are qualified for some preferential tax treatments.

The income tax expense incurred in the fiscal years ended December 31, 2008 and 2007 were $66,579 and $73,478 respectively. The effective income tax rates for the fiscal years 2008 and 2007 were 12% and 9%. The profits tax rates for fiscal years 2008 and 2007 under Hong Kong Inland Revenue Department were 16.5% and 17.5% respectively.

Net Income

Net income was $488,844 for the fiscal year ended December 31, 2008 compared to the $744,898 for 2007, representing a decrease of $256,054, or 34%. This is mainly due to the increase in the other expenses resulted from the jump in the loss on forward contract and interest expenses.

Other Comprehensive (Loss) Income

Other comprehensive (loss) income includes foreign currency translation income on translating assets and liabilities in Hong Kong dollar to US dollar and unrealized (loss) gain on available-for-sale securities totaling a loss of ($69,927) and a gain of $194,906 for the fiscal years ended December 31, 2008 and 2007 respectively.

Comprehensive income

The net comprehensive income was $418,917 for the fiscal year ended December 31, 2008 compared to $939,804 for 2007, decreased by $520,887, or 55% mainly attributable to the increase in general and administrative expenses due to our expansion in 2008 and decrease in the value of available-for-sale securities resulted from the global financial crisis in 2008.

Earnings per Share

The basic and diluted earnings per share were $0.02 for the fiscal year ended December 31, 2008 compared to $0.03 for the fiscal year ended December 31, 2007. The calculation was based on the weighted average number of issued and outstanding shares of common stock during the period.

Liquidity and Capital Resources

Cash

As discussed in the section of “Detailed description of short term and long term sources of liquidity” below, we have obtained bank credit lines and factoring facility to support the daily working capital. The management believed that the working capital deficiency is temporary and comparatively small against the total net asset value, i.e., $1.4 million versus $4.3 million. The management expected that the working capital deficiency will not exist after third quarter of 2009, as expecting 70% of the projected revenue, $29 million, will be received by the end of September 2009.

Our cash funding are mainly used to support the raw materials expenses, working capital and construction cost for our new plant. We could meet these requirements through cash flow provided by 1) operations and 2) our revolving bank lines of credit. We financed our operations and capital expenditure through cash flows from operations and bank loans. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowing under bank lines of credit and possible future public or private equity offerings. We believe our cash, operating cash flows, credit arrangements, and equity financing taken together; provide adequate resources to fund our ongoing operating expenditures. However, it is the management’s plan to expand our operations as quickly as reasonably practicable.

As of the date of this prospectus, we had approximately $18.5 million confirmed sales orders for our products, among which approximately $2.8 million were shipped by June 2009.  The shipment date for the remaining sales orders which accounted for $15.7 million is on or before September 2009. Besides, we had $11.5 million in available bank lines of credit to meet our operational needs. We have listed the details of all the bank credit lines and factoring facility we obtained to support the daily working capital in the later section of “Detailed description of short term and long term sources of liquidity”.

Under these circumstances, we may need substantial additional capital to fund such expansion efforts, meet increased working capital need or for other corporate purposes. To that end, we may seek to raise such additional funds through private or public sale of our equity, as well as from other sources. However, there can be no assurance that we will be able to raise capital when desired, or on terms favorable to us.

Operating activities
As of December 31, 2008, we had approximately $0.9 million in cash, down $3.3 million or 78% from $4.2 million as of December 31, 2007. The decline was principally attributable to the increase in the investment on the land use rights, construction cost for our new factory in Jian City, acquisition of office premise and investment property, and the increase in inventory level. Net cash provided by operating activities amounted to $621,711 for the year ended December 31, 2008. This was primarily driven by the decrease in accounts receivable and other current assets and prepaid expenses of $213,273 and $688,262 respectively, increase in accounts payable of $752,729 and the net income of $488,844. However, the increase was offset by the increase in inventory level of $1,637,215 and decrease in other payable and accrued liabilities of $406,942.

Investing activities
The impact on our liquidity is mainly due to the capital expenditure incurred for construction of the new plant in Jian City, and acquisition of the office premise and investment property. Investing activities used in cash of $9.3 million for the fiscal year ended December 31, 2008, arising from construction cost and acquisition of land use right for the new plant in Jian City; and the office premise and investment property in Hong Kong, amounted to $2.9 million; $2.4 million and $2.1 million respectively.

The capital commitment of $3.6 million is for the construction cost to bring the new plant in Jian City for a workable condition under which the Company can move in without further cost. The Company will move the existing equipment and machinery from old plant in Dongguan and will not involve any capital expenditure for the new machinery. The removal expenditure is considered immaterial. The financing for the Jiangxi Project was supported by the project finance loan of $1,290,390. The loan will be repayable in monthly installments over 7 years, the total interest expenses in the future is expected to be $160,665, at interest rate of 2.25% p.a. over 1 month HIBOR.

The Company has used $2.1 million to acquire the investment property and recorded as property held for investment.

Appraisal was carried out by certified surveyor in the beginning of year 2009. In the appraisal report, the value of the Company’s investment property was $1.9 million as of December 31, 2008, representing a shortfall of approximately $0.1 million compared to the then carrying value.

The Company believes that no impairment of investment property exists. Management considers to lease the investment property in future. The market monthly rental rate for similar properties in the area is approximately $10,260.

After the outbreak of financial crisis in late 2008, slumping property market, profit warning, bankrupt, layoffs and pay cuts came along with the economic downturn in the second half of 2008. The Hang Seng Index (HSI) dived and even hit a record low in October 2008 since 2004.  As a result, the property market was further dragged down in the fourth quarter.  All of these caused the temporary decrease in value of the Company’s investment property as at end of 2008.

After a series of consolidation, negative factors have been gradually digested and market confidence initially recovered in 2009. Besides, the Company’s investment property is located in the core district of Kowloon East, an area of very high potential of development.  The “Kwun Tong Town Centre Project” of the Urban Renewal Authority as well as various large-scale infrastructure projects in Kowloon East represented the local authority’s intention for Kwun Tong to transform into a brand new tourist and commercial district, and that would further increase the price of commercial properties within the region.

The property held for use, $2.4 million is for the central office and show room. The acquisition will save the existing rental expenses, amounting $5,100. The Company can decorate the show room and office to build the brand image. Furthermore, the location of the new office is better than the existing one. The Company will move to this property in August 2009 on expiration of existing lease contract. The monthly mortgage loan repayment is approximately $9,200 for 15 years. The financial obligation will not significantly affect the cash flow position of the Company as it has cost-saving effect and more impressive show room can attract more sales orders.

Financing activities
Financing activities provided net cash inflow of $5.4 million during the fiscal year ended December 31, 2008. This was primarily due to additional notes payable from banks totaling $4.6 million mainly to finance the new plant in Jian City and two properties in Hong Kong. In addition, there was an increase of $888,450 in the collateralized bank advances and an increase in bank overdraft of $393,159 to finance the purchase of raw material and working capital respectively.

We are planning to relocate our production facilities to Jian City from Fenggang Town, Dongguan City, Guangdong Province in PRC in phases starting in 2009. We believe that the relocation will increase our production capacity up to about 400% of our current capacity and lower our cost of production.

Accounts Receivables

Accounts receivables, net of allowances were $0.9 million as of December 31, 2008, compared to $1.3 million as of December 31, 2007. It was decreased by $0.4 million as most the sales orders were shipped in third quarter and most of the sales proceeds are collected before year end date of 2008.

There were $228,277 bad debts incurred during the fiscal year ended December 31, 2008. One amount of $148,412 related to the dispute with a customer over missed delivery dates which has been outstanding for long time and was not expected to be recoverable. Another amount of $79,864, being 10% related to the debts under administrator which were not recoverable from credit insurance; the another 90% of the accounts receivable from this customer has been settled via the credit insurance claim in April 2009. The Company makes allowance for doubtful debts for the debts aged more than one year. Currently, we do not anticipate any other accounts that are delinquent that would require a doubtful debt allowance. We have bad debts on average approximately to or less than 1% of net sales in 2008 and 2007 respectively. We believe our current bad debt level does not have significant impact on our liquidity. To further secure payment from customers and reduce the risk of bad debts, we have sought credit protection under terms and conditions of factoring facilities of bankers. Under these factoring facilities, 90% of the sales proceeds are guaranteed from major customers.

Discussion of liquidity position by turnover period:
	2008	2007	Variance
	Days	Days	Days
Inventory Turnover Days	62.3	50.5	11.8
Accounts Receivable Turnover Days	18.8	34.2	(15.4)
Accounts Payable Turnover Days	45.6	78.8	(33.2)

Inventory turnover days in the fiscal year ended December 31, 2008 increased by 11.8 days, from 50.5 days for 2007 to 62.3 days in 2008. This was mainly caused by the percentage of increase, 84% in the inventory level on balance sheet date, was higher than the percentage of increase in cost of sales, 43%. The Company had more inventory as of December 31, 2008 because it had some sales orders to be delivered in March 2009. Further, higher material level was stored to meet the increased sales orders in 2009 and bulk purchases can reduce the material cost.

The Accounts Receivable turnover days improved by 15.4 days from 34.2 days in the fiscal year ended December 31, 2007 to 18.8 days in 2008. It was mainly due to the significant increase in sales level by $6.6 million or 46% in 2008. Further, it was decreased by $0.4 million, compared with accounts receivable balance as of December 31, 2007. It was because most sales orders were shipped in third quarter and most of the sales proceeds are collected before year end date of 2008.

The Accounts Payable turnover days improved by 33.2 days, from 78.8 days in the fiscal year ended December 31, 2007 to 45.6 days in 2008. It was due to increased raw material purchases of $4.5 million or 46% from $9.9 million to $14.4 million for the fiscal year ended December 31, 2007 and 2008 respectively.

Detailed description of short term and long term sources of liquidity

The following list provides a summary of our source of liquidity from credit facilities provided by three banks in Hong Kong and one bank in China, the remaining borrowing available as of December 31, 2008:

	Combined bank overdraft and trade finance	Mortgage Loans	JX project financing	Factoring	Business Card	Working Capital loan	Total
	USD	USD	USD	USD	USD	USD	USD
(A) Ceiling of bank lines:
Bank-A (HK)	3,871,167	1,935,583	1,290,390	3,000,000	12,904	-	10,110,044
Bank-B (HK)	2,967,895	-	-	3,871,168	-	-	6,839,063
Bank-C (HK)	1,677,506	1,354,909	-	-	-	-	3,032,415
Bank-D (China)	-	-	-	-	-	1,759,622	1,759,622
Sub-total:	8,516,568	3,290,492	1,290,390	6,871,168	12,904	1,759,622	21,741,144
(B) Utilization:
Bank-A (HK)	2,239,202	1,935,583	1,290,390	-	-	-	5,465,175
Bank-B (HK)	1,599,696	-	-	674,121	-	-	2,273,817
Bank-C (HK)	1,075,203	1,354,909	-	-	-	-	2,430,112
Sub-total:	4,914,101	3,290,492	1,290,390	674,121	-	-	10,169,104
(C) Remaining borrowing available:
Bank-A (HK)	1,631,965	-	-	3,000,000	12,904	-	4,644,869
Bank-B (HK)	1,368,199	-	-	3,197,047	-	-	4,565,246
Bank-C (HK)	602,303	-	-	-	-	-	602,303
Bank-D (China)	-	-	-	-	-	1,759,622	1,759,622
Sub-total:	3,602,467	-	-	6,197,047	12,904	1,759,622	11,572,040

The banking facilities of bank overdraft, trade finance, short term loan and business card were mainly unlimitedly guaranteed by Mr. Tang and Mr. Wong personally. These bank advances will be settled by the sales proceeds from normal business activities. The bankers do not restrict the use of bank lines as the repayment history of the Company is good. In order to reduce finance cost, the Company will manage the cash flow properly so that the cost of financing can be keep at low level in light of the increasing trend. Since the bank charges and interest rate offered from Bank-B is rather high, the Company plans not to draw further bank facility from it in 2009.

The current total available banking facilities is approximately to $22 million and we expect this amount will not be changed in the foreseeable future. As of December 31, 2008, we have $4.4 million collateralized bank advances including $3.7 million import loans; $674,121 factoring services (the amount outstanding under factoring actually is related to a major customer under administration, the credit insurance claim has been successfully completed in April 2009). The maturity dates for these loans are April 2009. These bank advances will be settled by the sales proceeds from normal business activities. We still had approximately $11.5 million bank lines of credit available for drawing. Project financing by a bank facility aims for the supply of fund for the construction of new plant in Jian City, Jiang Xi Province of China.

The long term sources of liquidity from China bank aim to ensure that adequate financial resource are available for refinancing and business growth.

In relation to the mortgage loans and project finance loans, there were no specific terms of material debt covenants in the debt agreements. However, the specific financial ratios suggested in the banking facility letters are for reference only. Bankers are expected to review the financial ratios from time to time and make appropriate adjustments to the credit lines. Below are the specific financial terms suggested by each bank:

	Bank-A	Bank-B	Bank-C
Total credit line	$10,110,044	$6,839,063	$3,032,415
Required net worth	$3,225,973	$3,225,973	$3,225,973
Required gearing ratio	0.8	0.8	No such requirement
Computation of gearing ratio	Total interest bearing debts Tangible net worth	No such requirement	No such requirement
Company’s financials as at December 31, 2008
Actual net worth	$4,265,097	$4,265097	$4,265,097
Gearing ratio	2.4	0.75	Not applicable
Computation of gearing ratio	Total interest bearing debts Tangible net worth	Total liabilities Total Assets	Not applicable

As per above information, not all banks require precedent undertaking from the Company. All the recommended net worth requirements set out by the banks has been fulfilled. For the gearing ratio in relation to Bank-A, the Company had 2.4 times as of December 31, 2008, which was higher than the proposed ratio of 0.8 times. The high level of the gearing ratio mainly results from the mortgage loans of the two newly acquired properties and project loans for the new plant construction. These loans were well secured either by the properties or unlimited guarantee from the directors. A bank facility letter for 2009 was issued on March 10, 2009 by Bank-A after reviewing the credit lines in the beginning of 2009. Under the renewed bank facility letter, Bank-A agreed to grant us a waiver, provided that the gearing ratio remains at 0.8 or below in the next review planned to conduct in early 2010 by Bank A.

COMMITMENTS AND CONTINGENCIES

Employee benefits

The full time employees of the Company in the PRC are entitled to employee benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a Chinese government mandated multi-employer defined contribution plan. The Company is required to accrue for those benefits based on certain percentages of the employees’ salaries and make contributions to the plans out of the amounts accrued for medical and pension benefits. The total provision and contributions made for such employee benefits was $29,159 and $20,386 for the years ended December 31, 2008 and 2007, respectively.  The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

The Company contributes to a Mandatory Provident Fund plan which is available to all employees in Hong Kong.  Contributions to the plan represent amounts payable at rates specified in the rules of the plan.  The Company’s contributions to this plan are expensed as they fall due.  The total provision and contributions made for such employee benefits was $16,643 and $13,844 for the years ended December 31, 2008 and 2007, respectively. The assets of this plan are held separately from those of the Company and managed by independent professional fund managers.

At the balance sheet date, the Company had a contingent liability in respect of possible future long service payments to those employees in Hong Kong who have worked for the Company for more than five years under the Hong Kong Employment Ordinance. The maximum possible amount of the payment is $16,526 and $11,007 as of December 31, 2008 and 2007, respectively.

Operating leases commitments

The Company leases office, factory building and director quarter spaces from third parties and a related party under five operating leases. The lease payments were $8,422, $5,112, $4,880, $6,570 and $27,187 per month which expire on June 30, 2009, August 15, 2009, December 31, 2009, June 30,2010 and July 31, 2010 respectively.

As of December 31, 2008, the Company has outstanding commitments with respect to the above non-cancelable operating leases, which are due as follows:

2009	$147,435
2010	634,809
$782,244

Commitments on financial instruments

The Company had a notional amount of $250,000 or $750,000, $400,000 or $1.2 million, $100,000 or $300,000, and $1 million or $3 million as of December 31, 2008 and $5 million or $10 million and $3 million or $6 million as of December 31, 2007, respectively, of foreign currency forward exchange contracts outstanding, all of which were in US$ calculated by reference to HK$.

Capital commitments

During August 2008, the Group entered into a building construction contract for $3.6 million to build a new plant in Jian City of Jiang Xi Province, PRC. As of December 31, 2008, construction in progress costs of $2,057,248 has been incurred.

Discussion on Impact of Financial Crisis commencing in late 2008 to Our Company:

The recent economic crisis led to the global recession in 2008. The economic slowdown and sentiment may lead to possible decrease in sales, drop in value of our properties, potential increase in bad debts and tightening of credit available to us which may impact our cash flow. While all the abovementioned may impact our business adversely, management has instituted certain measures designed to mitigate the potential unfavorable effects brought along by the recent economic crisis.

The sales information in the first two quarters of 2009 demonstrate that the economic downturn has not severely hampered the Company’s performance as expected.  In fact, the Company managed to hold average product prices at levels comparable with those of 2008. In addition, because some of our competitors had exited the market of artificial Christmas trees in 2008, we have accepted 11 new customers which contributed approximately 6% of our recognized sales for the first half of 2009.

In addition, our margin has been improved as a result of decreases in costs of the major raw materials. Since the fourth quarter of 2008, the average purchase costs have reduced 4% - 26% for major materials including PVC, iron and electric copper wires.

As of the date of this prospectus, we had approximately $18.5 million confirmed sales orders for our products, among which approximately $2.8 million were shipped by June 2009.  The shipment date for the remaining sales orders which accounted for $15.7 million is on or before September 2009. We offer credit terms ranging from 7 days to 60 days for our customers, depending on various factors including size of orders, credit history, and and similar factors.

To minimize bad debts moving forward, we have further strengthened our credit control procedures.  Credit periods are usually granted only to customers with long business relationship and satisfactory payment history and should be approved by William Tang, President and CEO.  Collectibility of outstanding accounts receivable is regularly reviewed by senior management to assess any bad debt exposure. For other customers, we usually require payment arrangement with letters of credit or settlements upon delivery.  We believe this mitigates our bad debt risk.

Our source of liquidity is mainly bank loans and revenues from product sales. Although the recent credit shortage affected many businesses, our bankers had reviewed our credit lines, banking facilities and our total level of credit lines remains unchanged in 2009 at over $21 million. As of the date of this prospectus, we had $11.5 million in available bank lines of credit to meet our operational needs. We have listed the details of all the bank credit lines and factoring facility we obtained to support the daily working capital in the later section of “Detailed description of short term and long term sources of liquidity”.

The increase in debt-to-equity ratio from 1.9 as of December 31, 2007 to 3.8 as of September 30, 2008 (3.1 as of December 31, 2008) was mainly due to the mortgage loans for acquiring the two properties in Hong Kong and the project finance loan for the new plant in Jiang Xi Province of PRC. The debt-to-equity ratio is 2.3 as of December 31, 2008 after excluding the mortgage loans ($3.2 million) which is comparable to the ratio as of December 31, 2007.

Revenue Recognition

We recognize revenue, in accordance with Staff Accounting Bulletin ("SAB") No.101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition: Corrected Copy, when title and risk of loss are transferred to the customer, the sales price is fixed or determinable, persuasive evidence of an arrangement exists, and collectability is probable. Title and risk of loss transfer when the product is delivered to the customer or upon shipment. All purchase orders contained agreeable pricing information on product purchased. Sales are not recognized if the finished goods are still stored in our factory or warehouse and the title of ownership has not yet passed to the customers. When the delivery instruction is received and the finished goods have been shipped, only then it is recognized as sales.

Seasonal effects have great impact on the sales of artificial Christmas decorative products. Ordering of raw materials and production preparation are done in the first quarter of the year, but minimal sales are recorded because very minimal orders are shipped during this period. In second quarter, production of some sales orders is completed. Finished goods are stored and ready for customers’ delivery instructions. Sales level in second quarter is usually low but the inventory level is high as the values of raw materials, work in progress and finished goods are included in the closing stock. Our customers normally make arrangements to have the orders shipped in the third quarter. Once the finished goods are shipped, the orders will be recognized as sales. Therefore, we normally experience significantly higher sales in the third quarter of the year.

We may enter into arrangements to offer certain pricing discounts and allowances that do not provide an identifiable separate benefit or service or may enter into arrangements to provide certain free products. In accordance with Emerging Issues Task Force ("EITF") Issue No. 01-09, Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), we record the pricing discounts and allowances as a reduction of sales directly. The average trade discount, approximately to 3%, of such nature is immaterial in relation to the gross sales amount stated on the sales invoices. The trade discount is merely set to attract sales orders; the gross profit margin of net sales price offered by the Company is not less than the expected gross profit margin of various products to various customers. Since we directly record net sales in the period when the finished products are shipped, there is no provision for pricing discount or allowances. The cost of free samples is insignificant and it is included in the direct material costs shared by the total quantity of goods sold during the year.

Critical Accounting Policies

The Company’s significant accounting policies are described in Note 1 to the audited consolidated financial statements included in this registration statement for the years ended 2008 and 2007. We believe that the application of these policies on a consistent basis enables our company to provide useful and reliable financial information about the company's operating results and financial condition. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company identifies its most critical accounting policies include allowance for inventory obsolescence, allowance for doubtful debts and accounting for income taxes as follows:

The estimate for inventory obsolescence allowance was developed based on the customers’ demand. The Company normally places purchase orders after the sales orders from customers have been confirmed. The impact of such estimate will not create significant adverse financial results as the quantities of raw materials, work-in-progress (“WIP”) and finished products are to be shipped out to fulfill customers’ order request. Inventory report for raw material, WIP and finished goods is reviewed and analyzed by management team. The Company's estimates of inventory’s market value or net realizable value incorporate projections of future sales volume by product types. In estimating the market value of various inventory items, the Company reviews the current material price level, sales orders on hand and the sales forecasts. No provision was made for inventory obsolescence allowance for both 2008 and 2007.

The estimate of allowance for doubtful debts is subject to aging analysis of account receivable, customers’ payment history, their updated financial condition etc.  Debts where specific information indicates a potential loss of collectability may exist are reviewed and a specific provision against amounts due is recorded.  Additional information becomes available such as prolonged payment, petition order, liquidation order or bankruptcy order against the debtors in question, specific provisions are then made.  The amounts provided for bad debt allowance for both 2008 and 2007 were $0. The bad debts amount for 2008 and 2007 were $228,277 and $19,868, respectively arising from the insolvency of some customers representing less than 2% of the total turnover level of the years concerned. The Company has performed periodical credit evaluation on the creditability of customers to ensure their financial position is strong. Further, the Company also secures payment by demanding letter of credit or factoring services from bankers. Thus, the bad debt allowance and bad debt expenses will not significantly affect the financial position and operation of the Company.

The Company accounts for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Valuation allowances are established to reduce potential deferred tax assets when it is more likely than not that all or some portion of potential deferred tax assets will not be realized. The estimation of income taxes is based on the profitability of the Company according to the relevant tax regime and computation, it will not greatly affect the financial results and position of the Company as the effective income tax rates of 2008 and 2007 are 12% and 9% respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

Recent Accounting Pronouncements

In December 2007, FASB issued Statement 141 (Revised 2007), “Business Combinations”. This statement provides guidance on improving the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement will become effective where is the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In December 2007, FASB issued Statement 160, “Noncontrolling Interests in Consolidated Financial Statement – an amendment of ARB No. 51”, which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements that include an outstanding noncontrolling interest in one or more subsidiaries. This will be effective for all full fiscal and interim periods beginning after December 15, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as well as related hedged items, bifurcated derivatives, and non derivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently evaluating the disclosure implications of this statement.

In May 2008, the FASB released SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that presented in conformity with generally accepted accounting principles in the United States of America. SFAS No. 162 will be effective 60 days following the SEC’s approval of the PCAOB amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe SFAS 162 will have a significant impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.” The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, this Statement does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). This Statement also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement will not have any impact on the Company’s consolidated financial statements.

DESCRIPTION OF PROPERTY

We own the following land use right:

      •       Use: Factory to be completed in April 2009
      •       Address: Controls Gauge B1, B2-1 land parcel, River East Economic Development Zone, The Chinese Jiangxi Province, PRC
      •       Number of square: 100,184.63 square meter
      •       Date of Approval of ownership by PRC government: March 3, 2008
      •       Date of Expiry of the land use right: December 14, 2057 (50 years)
      •       Consideration: $2,912,931
      •       Source of fund: Internal generated funds

We own the following properties:

      •       Use: Office/Showroom
      •       Address: Workshop A on the 7TH Floor, Wing Tai Centre (Front Block), No.12 Hing Yip Street, Kowloon, Hong Kong
      •       Number of Square: 9,250 sq. feet
      •       Date of Acquisition: September 22, 2008
      •       Consideration: $2,347,088
      •       Source of fund: Financed by mortgage loan of a bank

      •       Use: Investment property held for Rental Income/Appreciation in Value
      •       Address: Workshop B on the 7TH Floor, Wing Tai Centre (Front Block), No.12 Hing Yip Street, Kowloon, Hong Kong
      •       Number of Square: 9,250 sq. feet
      •       Date of Acquisition: July 7, 2008
      •       Consideration: $2,085,436
      •       Source of fund: Financed by mortgage loan of a bank

We rent the following properties:

      •       Use: Office/Showroom
      •       Address: 2/F., Fat Lee Industrial Building, 17 Hung To Road, Kwun Tong, Kowloon, Hong Kong
      •       Number of Square : 10,000 sq. feet
      •       Name of Landlord: Kennie International Ltd.
      •       Term of Lease: 4 Years (August 16, 2005 to August 15, 2009)
      •       Monthly Rental: HK$39,800 ($5,102)
      •       The property is adequate for our current needs.

      •       Use: Factory/Showroom
      •       Address: Sanlian Administration Zone, Fenggang Town, Dongguan City, Guangdong Province, China (Factory)
      •       Number of Square : 28,745 sq. meter
      •       Name of Landlord: Dong Guan Shi Feng Gang Zhen San Lian He Fu Du Gu Fen Jing Ji He Zuo Shi
      •       Term of Lease: 5 Years (August 1, 2005 to July 31, 2010)
•       Monthly Rental: RMB201,100 ($27,134)
      •       The property is adequate for our current needs.

      •       Use: Factory
      •       Address: Sanlian Administration Zone, Fenggang Town, Dongguan City, Guangdong Province, China (Dormitory)
      •       Number of Square : 3,580 sq. meter
      •       Name of Landlord: Dong Guan Shi Feng Gang Zhen San Lian He Fu Du Gu Fen Jing Ji He Zuo Shi
      •       Term of Lease: 2 Years
      •       Monthly Rental: RMB48,600 ($6,557)
      •       The property is adequate for our current needs.

      •       Use: Warehouse
      •       Address: Sanlian Administration Zone, Fenggang Town, Dongguan City, Guangdong Province, China (Office & Factory)
      •       Number of Square : 8,900 sq. meter
      •       Name of Landlord: Great Profits Enterprises Ltd.
      •       Term of Lease: 5 Years (July 1, 2004 to June 30, 2009)

      •       Monthly Rental: RMB62,300 ($8,406)
      •       The property is adequate for our current needs.

      •       Use: Director’s quarter
      •       Address: House No. 21, 11th Street, Hong Lok Yuen, Tai Po, New Territories, Hong Kong
      •       Number of Feet: 2,850 sq. feet
      •       Term of Lease: 3 Years (January 1, 2007 to December 31, 2009)
      •       Monthly Rental: HK$38,000 ($4,871)

We do not intend to renovate, improve, or develop properties, except for the development of our new manufacturing facility in China. We are not subject to competitive conditions for property and currently have no property in insure. We have no policy with respect to investments in real estate development or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

As of December 31, 2008, a related party, Great Profits Enterprise Ltd. (“Great Profits”) , owned by our directors William Tang and Hau Keung Wong, owed us $0 (2007: $178,554) for advances which are unsecured, interest-free and repayable on demand.

During the fiscal year ended December 31, 2008, Great Profits, repaid us a loan of $394,868, netting off our factory and office rental in China for year 2008 and material costs due to Great Profits, which were accounted for $159,632 and $235,236 respectively.

As of December 31, 2008, we owed directors, William Tang and Hau Keung Wong, totaling $208,078 for advances which are unsecured, free of interest payment and repayable on demand. Imputed interest is charged at 5% per annum on the amount due. Total imputed interest recorded as additional paid-in capital amounted to $19,491 and $2,740 for the fiscal years ended December 31, 2008 and 2007, respectively.

We owed a related company, Best Smart Manufacturing Ltd., $0 and $3,069 as of December 31, 2008 and 2007 respectively for advances made on an unsecured basis, repayable on demand and interest free. These transactions and amounts relate to raw materials purchases that Best Smart made for us. Best Smart Manufacturing Ltd. made less than 5% on purchases to cover the overheads.

We were owed $0 and $50,000 by directors, William Tang and Hau Keung Wong, as of December 31, 2008 and 2007 respectively for advances made on an unsecured basis, repayable on demand and interest free.

We purchased raw materials amounting to $235,237 and $157,574 from a related company, Great Profits, during the years ended December 31, 2008 and 2007 respectively. Great Profits made less than 10% on the sales to cover its overheads. We ceased buying from Great Profits in July 2008.

We paid rent amounting to $159,632 and $100,871 to Great Profits during the fiscal years ended December 31, 2008 and 2007 respectively. This is based on market values of similar premises which are comparable to ours.

We believe the transactions and agreements with related parties were comparable to terms we could have obtained from non-affiliated parties.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or he desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

•
Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
•
Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

•
Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

OTC Bulletin Board Qualification for Quotation

To have our shares of common stock on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. We have engaged in preliminary discussions with an NASD Market Maker to file our application on Form 211 with the NASD, but as of the date of this prospectus, no filing has been made. Based upon our counsel’s prior experience, we anticipate that after this registration statement is declared effective, it will take approximately 2 – 8 weeks for the NASD to issue a trading symbol.

Holders

As of the date of this registration statement, we had 42 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the board of directors deems relevant.

Reports to Shareholders

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission through December 31, 2009, assuming this registration statement is declared effective before that date. Thereafter, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on December 31, 2010. However, at or prior to December 31, 2010, we intend voluntarily to file a registration statement on Form 8-A. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. If we do not file a registration statement on Form 8-A at or prior to December 31, 2009, our securities can no longer be quoted on the OTC Bulletin Board. We currently intend to voluntarily send an annual report to shareholders containing audited financial statements.
Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 100 F St., N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Principal Executive Officers (“PEO”), our two most highly compensated executive officers other than our PEO who occupied such position at the end of our latest fiscal year and up to two additional executive officers who would have been included in the table below except for the fact that they were not executive officers at the end of our latest fiscal year, by us, or by any third party where the purpose of a transaction was to furnish compensation, for all services rendered in all capacities to us for the latest two fiscal years ended December 31, 2008 and 2007.

Name	Title	Year	Salary	Bonus	Stock awards	Option awards	Non equity incentive plan compensation	Non qualified deferred compensation	All other compensation	Total
William Tang	President	2008	$115,940	0	0	0	$42,762	0	0	$158,702
Hau Keung Wong	VP Production	2008	$115,940	0	0	0	$67,932	0	0	$183,872
Lai Li Liu	General Manager	2008	$67,901	0	0	0	0	0	0	$67,901

William Tang	President	2007	$96,231	0	0	0	$69,476	0	0	$165,707
Hau Keung Wong	VP Production	2007	$96,231	0	0	0	$73,856	0	0	$170,087
Lai Li Liu	General Manager	2007	$57,822	0	0	0	0	0	0	$57,822

Employment Contracts

Only Ms Lai Li Liu in management has an employment contract with the Company, which provides for a monthly salary of $4,903 monthly with termination by either party upon one month’s written notice.

Mr. Tang and Mr. Wong’s compensation are comprised of salary and expense allowance as listed in the above table. We have no written employment agreement with them.

Board Compensation

Directors are compensated with Director’s Fee and expense allowance as listed in the above table.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

FORESTS GLOBAL INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007

FORESTS GLOBAL INC.
AND SUBSIDIARIES

CONTENTS

Jimmy C.H. Cheung & Co Certified Public Accountants (A member of Kreston International)	Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Forests Global Inc.

We have audited the accompanying consolidated balance sheets of Forests Global Inc. and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forests Global Inc. and subsidiaries, as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Jimmy CH Cheung & Co
JIMMY C.H. CHEUNG & CO
Certified Public Accountants

Hong Kong

Date: February 6, 2009

1607 Dominion Centre, 43 Queen’s Road East, Wanchai, Hong Kong
Tel: (852) 25295500 Fax: (852) 28651067 Email: jimmy.cheung@jchcheungco.hk
Website: http://www.jchcheungco.hk

1

FORESTS GLOBAL INC. AND SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 and 2007

	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$919,793	$4,225,128
Fixed deposit and restricted cash	389,190	384,522
Available-for-sale securities	796,641	888,649
Accounts receivable, net of allowances	860,592	1,275,665
Inventories, net	3,644,961	1,986,577
Due by a director	-	50,000
Due by a related company	-	178,554
Income tax recoverable	16,709	-
Other current assets and prepaid expenses	956,649	1,637,126
Total Current Assets	7,584,535	10,626,221

LAND USE RIGHTS, NET	2,878,732	-
PROPERTY AND EQUIPMENT, NET	4,753,578	390,423
PROPERTY HELD FOR INVESTMENT, NET	2,040,952	-
DEFERRED TAX ASSETS	4,113	3,423

TOTAL ASSETS	$17,261,910	$11,020,067

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Cash overdraft	$1,237,608	$836,937
Accounts payable	2,180,234	1,414,390
Other payables and accrued liabilities	553,974	956,391
Current portion of notes payable	463,403	527,332
Collateralized bank advances	4,350,614	3,434,771
Due to a director	208,078	-
Due to a related company	-	3,069
Income tax payable	-	27,988
Total current liabilities	8,993,911	7,200,878

LONG-TERM LIABILITIES
Notes payable, net of current portion	4,002,902	-
Total long-term liabilities	4,002,902	-

Total Liabilities	12,996,813	7,200,878

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 20,000,000 share authorized and none issued and outstanding as of December 31, 2008 and 2007)	-	-
Common stock ($0.001 par value, 100,000,000 shares authorized as of December 31, 2008 and 2007; 25,000,000 shares issued and outstanding as of December 31, 2008 and 2007)	25,000	25,000
Additional paid-in capital	1,025,096	1,005,605
Deferred stock compensation	(10,000)	(17,500)
Retained earnings - unappropriated	3,076,244	2,587,400
Accumulated other comprehensive income	148,757	218,684
Total Stockholders' Equity	4,265,097	3,819,189

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,261,910	$11,020,067

The accompanying notes are an integral part of these financial statements

2

FORESTS GLOBAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007

NET SALES	$20,811,927	14,252,867

COST OF SALES	(16,533,752)	(11,565,377)

GROSS PROFIT	4,278,175	2,687,490

OPERATING EXPENSES
Selling and distribution expenses	662,375	484,477
General and administrative expenses	2,512,096	1,310,906
Depreciation and amortization	161,305	42,856
Total Operating Expenses	3,335,776	1,838,239

INCOME FROM OPERATIONS	942,399	849,251

OTHER INCOME (EXPENSES)
Other income	72,241	40,403
(Loss) gain on foreign currency forward exchange contracts	(87,602)	65,879
Management fee income	7,075	5,343
Interest and dividend income	25,277	25,739
Interest expenses	(403,967)	(168,239)
Total Other Expenses, net	(386,976)	(30,875)

INCOME FROM OPERATIONS BEFORE TAXES	555,423	818,376

INCOME TAX EXPENSE	(66,579)	(73,478)

NET INCOME	488,844	744,898

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain	26,773	30,203
Unrealized (loss) gain on available-for-sale securities, net of taxes	(96,700)	164,703

COMPREHENSIVE INCOME	$418,917	$939,804

Net income per share - basic and diluted	$0.02	$0.03

Weighted average number of shares outstanding during the year - basic and diluted	25,000,000	23,692,712

The accompanying notes are an integral part of these financial statements

3

FORESTS GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

			Additional	Deferred	Unappropriated	Accumulated other
	Common Stock		paid-in	stock	retained	comprehensive
	Shares	Amount	capital	compensation	earnings	(loss) income	Total

Balance at December 31, 2006	21,840,000	$21,840	$690,025	$-	$1,842,502	$23,778	$2,578,145

Components of comprehensive income

Net income for the year	-	-	-	-	744,898	-	744,898

Unrealized gain on available-for-sale securities, net of taxes	-	-	-	-	-	164,703	164,703

Foreign currency translation income	-	-	-	-	-	30,203	30,203

Comprehensive income							939,804

Imputed interest expenses on due to a related company and a director	-	-	2,740	-	-	-	2,740

Shares issued for cash	2,910,000	2,910	288,090	-	-	-	291,000

Shares issued to attorney for services	150,000	150	14,850	(7,500)	-	-	7,500

Shares issued to transfer agent for services	100,000	100	9,900	(10,000)	-	-	-

Balance at December 31, 2007	25,000,000	25,000	1,005,605	(17,500)	2,587,400	218,684	3,819,189

Components of comprehensive income

Net income for the year	-	-	-	-	488,844	-	488,844

Unrealized loss on available-for-sale securities, net of taxes	-	-	-	-	-	(96,700)	(96,700)

Foreign currency translation income	-	-	-	-	-	26,773	26,773

Comprehensive income							418,917

Imputed interest expenses on due to a related company and a director	-	-	19,491	-	-	-	19,491

Amortization of deferred stock compensation	-	-	-	7,500	-	-	7,500

Balance at December 31, 2008	25,000,000	$25,000	$1,025,096	$(10,000)	$3,076,244	$148,757	$4,265,097

The accompanying notes are an integral part of these financial statements

4

FORESTS GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$488,844	$744,898
Adjusted to reconcile net income to cash provided by (used in) operating activities:
Bad debts written off	228,277	19,868
Depreciation - cost of sales	151,525	167,163
Depreciation and amortization	161,305	42,856
Loss on disposal of property and equipment	-	1,615
Imputed interest expenses	19,491	2,740
Amortization of deferred stock compensation	7,500	7,500
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	213,273	96,830
Other current assets and prepaid expenses	688,262	(1,276,446)
Inventories	(1,637,215)	(777,395)
Increase (decrease) in:
Accounts payable	752,729	(1,444,667)
Other payables and accrued liabilities	(406,942)	198,390
Other tax payables	-	(7,117)
Income tax payable	(45,338)	14,624
Net cash provided by (used in) operating activities	621,711	(2,209,141)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,561,940)	(37,866)
Purchase of property held for investment	(2,080,738)	-
Acquisition of land use rights	(2,906,368)	-
Fixed deposit and restricted cash	(2,063)	194,449
Due by a related company	178,911	811,574
Due by a director	48,116	222,348
Net cash (used in) provided by investing activities	(9,324,082)	1,190,505

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	-	291,000
Proceeds from notes payable	4,593,830	643,383
Repayment of notes payable	(676,986)	(147,817)
Collateralized bank advances	888,450	3,434,947
Cash overdraft	393,159	836,979
Due to a related company	(3,075)	(1,166)
Due to a director	207,093	-
Net cash provided by financing activities	5,402,471	5,057,326

EFFECT OF EXCHANGE RATES ON CASH	(5,435)	(2,738)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,305,335)	4,035,952

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,225,128	189,176

CASH AND CASH EQUIVALENTS AT END OF YEAR	$919,793	$4,225,128

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest expenses	$384,476	$165,500
Cash paid for income tax	$111,917	$65,971

The accompanying notes are an integral part of these financial statements

5

FORESTS GLOBAL INC. AND SUBSIDARIES

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 and 2007

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A)	Organization

Forests Global Inc. (“Forests Global”) was incorporated in the State of Delaware on July 12, 2006.  Red Triangles Group Limited (“Red Triangles”) was incorporated in the British Virgin Islands (“BVI”) on January 30, 2006 with an issued share capital of $50,000.  Forests Manufacturing Limited (“Forests Manufacturing”) was incorporated in Hong Kong (“HK”) on April 23, 1999 with an issued share capital of $644,909.

Forests Global Inc. and Red Triangles are investment holding companies and Forests Manufacturing’s’ principal activities are manufacture and sale of Christmas decorations.

On June 21, 2006, Red Triangles entered into an agreement with the stockholders of Forests Manufacturing to acquire 50% of equity interest of Forests Manufacturing at a cash consideration of $322,455. On August 3 2007, Red Triangles further acquired the remaining 50% at a cash consideration of $322,454.

On March 31, 2007, Red Triangles’ stockholders exchanged 100% of their ownership of Red Triangles for 21,840,000 shares of common stock of Forests Global under a reorganization plan.

On September 25, 2007, Forests Manufacturing acquired 100% of equity interest of Ease Dragon Holdings Limited (Ease Dragon) at a consideration of $1 for cash fully paid from a related party.  Ease Dragon was incorporated in Hong Kong on December 8, 2006.  The issued share capital of Ease Dragon was $1 and the principal activity is investment holding company.

On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”).  Yima was incorporated as a limited liability company in the PRC with a registered capital of $674,600.  The principal activity of Yima is investment holding.

On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited  (“Forest Industry”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively.  The registered capital of Forest Industry at the date of incorporation was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations. On December 16, 2008, the paid-up capital of Forest Industry was increased by $2,546,988 to $6,682,357 and Ease Dragon contributed to the whole amount of increase in cash.

As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control.  Accordingly, the operations of Red Triangles, Forests Manufacturing, Ease Dragon and Yima for the years ended December 31, 2008 and 2007 were included in the consolidated financial statements as if the transactions had occurred retroactively.

Forests Global, Red Triangles, Forests Manufacturing, Ease Dragon, Forest Industry and Yima are hereinafter referred to as (“the Company”)

(B)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

(C)	Principles of consolidation

The accompanying consolidated financial statements include the financial statements of Forests Global and its 100% owned subsidiaries Red Triangles, Forests Manufacturing, Ease Dragon, Forest Industry and Yima.

All significant inter-company balances and transactions have been eliminated in consolidation.

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(D)	Cash and cash equivalents

For purpose of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits with a bank with a maturity of less than three months or less.

(E)	Fixed deposit and restricted cash

The Company’s financing facilities require a minimum cash deposit as security for bank borrowings outstanding under its revolving demand financing facilities.  The restricted cash amount is classified as a current asset in the balance sheets since the borrowings it secures are classified as current liabilities.  The total amount of fixed deposit and restricted cash as of December 31, 2008 and December 31 2007 was $389,190 and $384,522 respectively.

(F)	Accounts receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.  An allowance for doubtful accounts is established and recorded based on managements’ assessment of the credit history with the customers and current relationships with them.  As of December 31, 2008 and 2007, the Company considers all its accounts receivable to be collectable and no provision for doubtful accounts has been made in the financial statements. Accounts receivable are written off immediately when the related customers are no longer making required payments and the accounts receivable are determined to be uncollectible, typically one year past their original due date. The bad debts written off for the years ended December 31, 2008 and 2007 were $228,277 and $19,868 respectively.

(G)	Inventories

Inventories are stated at the lower of cost or market value, cost being calculated on the weighted average basis.

The Company provides for inventory allowances based on excess and obsolete inventories determined principally by customer demand.

(H)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation.  Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is provided on a straight-line basis, less estimated residual value over the assets’ estimated useful lives.  The estimated useful lives are as follows:

Property held for use	20 Years
Property held for investment	20 Years
Plant and machinery	8 Years
Motor vehicles	5 Years
Furniture, fixtures and equipment	5 Years

Land use rights are stated at cost, less accumulated amortization and are amortized over the term of the relevant rights of 50 years from the date of acquisition.

(I)	Available-for-sale securities

Investments in mutual funds are classified as available-for-sale securities and are included in current assets and are reported at fair market value based on quoted market prices. Unrealized gains and losses, net of taxes, are reported as a component of stockholders’ equity.

(J)	Fair value of financial instruments

In January 2008, with respect to valuing its financial assets and liabilities, the Company adopted the provision of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company’s adoption of SFAS 157 did not have a material impact on its consolidated financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. Degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less pricing observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with SFAS 157. See Note 12 for a further discussion regarding the Company’s measurement of financial assets and liabilities at fair value.

7

(K)	Long-lived assets

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 142 and 144”).  In accordance with SFAS No. 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. The Company believes that no impairment of land use rights, property and equipment and property held for investment existed at December 31, 2008.

(L)	Revenue recognition

The Company recognizes revenue, in accordance with Staff Accounting Bulletin ("SAB") No.101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition: Corrected Copy, when title and risk of loss are transferred to the customer, the sales price is fixed or determinable, persuasive evidence of an arrangement exists, and collectability is probable. Title and risk of loss transfer when the product is delivered to the customer or upon shipment.

The Company also recognizes management fee income from a third party for the usage of the Company’s office and human resources in accordance with the terms of a management service agreement. The management fee agreement is reviewed annually and the fee was charged quarterly at 1% for the years ended December 31, 2008 and 2007 respectively on the relevant expenses including rent, utilities and staff salaries.

The Company may enter into arrangements to offer certain pricing discounts and allowances that do not provide an identifiable separate benefit or service or may enter into arrangements to provide certain free products. In accordance with Emerging Issues Task Force ("EITF") Issue No. 01-09, Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), the pricing discounts and allowances are recorded as a reduction of sales and the cost of free products is recorded ratably into cost of products sold based upon the underlying revenue transaction.

(M)	Foreign currency translation

The functional currency of Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon is Hong Kong Dollars (“HK$”) and the functional currency of Forest Industry and Yima is Renminbi (“RMB”). Foreign currency transactions during the year are translated to the functional currency at the approximate rates of exchange on the dates of transactions.  Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date.  Non-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the assets or liabilities were acquired.  Exchange gains or losses are recorded in the statements of operations.

The financial statements are translated into United States Dollars (“US$”) using the closing rate method.  The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates.  The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year.  All exchange differences are recorded within equity.

The exchange rates used to translate amounts in RMB into US$ and HK$ into US$ for the purposes of preparing the financial statements were as follows:

	December 31, 2008	December 31, 2007
Balance sheet items, except for preferred
stock, common stock, additional paid-in
capital and retained earnings, as of year end	US$1=HK$7.74960	US$1=HK$7.8019
	US$1=RMB6.8542	US$1=RMB7.3141
Amounts included in the statements of
operations and cash flows for the year	US$1=HK$7.78634	US$1=HK$7.80153
	US$1=RMB6.96225	US$1=RMB7.6172

The translation difference recorded for the years ended December 31, 2008 and 2007 were gains of $26,773 and $30,203 respectively.

No presentation is made that RMB amounts have been, or would be, converted into US$ at the above rates. Although the Chinese government regulations now allow convertibility of RMB for current account transactions, significant restrictions still remain. Hence, such translations should not be construed as representation that the RMB could be converted into US$ at that rate or any other rate.

8

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions, any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting.

(N)	Other comprehensive income (loss)

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its component. SFAS No.130 requires companies to report comprehensive income that includes unrealized holding gains and losses and other items that have previously been excluded from net income and reflected instead in stockholders’ equity.

	December 31, 2008	December 31, 2007

Unrealized gain on available-for-sale securities, net of taxes	$96,605	$193,305
Foreign currency translation gain	52,152	25,379
Total accumulated other comprehensive income	$148,757	$218,684

(O)	Advertising costs

Advertising costs are expensed as incurred.  Advertising expenses totaled $7,248 and $4,815 for the years ended December 31, 2008 and 2007 respectively.

(P)	Income taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”).  Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

On January 1, 2008, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The adoption of FIN 48 has not resulted in any material impact on the Company’s financial position or results.

(Q)	Income per share

Basic income per share is computed by dividing income available to common stockholders by the weighted average number of common stocks outstanding during the year.  Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common stocks that would have been outstanding if the potential common stocks had been issued and if the additional common stocks were dilutive.  There are no potentially dilutive securities for 2008 and 2007.

(R)	Reclassification of prior year amounts

Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net income.

(S)	Recent accounting pronouncements

In December 2007, FASB issued Statement 141 (Revised 2007), “Business Combinations”. This statement provides guidance on improving the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement will become effective when the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect to have a material impact on the Company’s financial position.

9

In December 2007, FASB issued Statement 160, “Noncontrolling Interests in Consolidated Financial Statement – an amendment of ARB No. 51”, which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements that include an outstanding noncontrolling interest in one or more subsidiaries. This will be effective for all full fiscal and interim periods beginning after December 15, 2008. The Company does not expect to have a material impact on the Company’s financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as well as related hedged items, bifurcated derivatives, and non derivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company does not expect to have a material impact on the Company’s financial position.

In May 2008, the FASB released SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that presented in conformity with generally accepted accounting principles in the United States of America. SFAS No. 162 will be effective 60 days following the SEC’s approval of the PCAOB amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe SFAS 162 will have a significant impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.” The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, this Statement does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). This Statement also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement will not have any impact on the Company’s consolidated financial statements.

2.	ACCOUNTS RECEIVABLE, NET OF ALLOWANCES

Accounts receivable at December 31, 2008 and 2007 consisted of the following:

	2008	2007

Accounts receivable	$860,592	$1,275,665
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$860,592	$1,275,665

The Company considered all accounts receivable as of December 31, 2008 and 2007 are collectable and has not recorded a provision for doubtful accounts.  During 2008 the Company wrote off $228,277 as bad debts considered fully unrecoverable.

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3.	INVENTORIES

Inventories at December 31, 2008 and 2007 consisted of the following:

	2008	2007

Raw materials	$3,350,079	$1,986,577
Finished goods	294,882	-
Less: provision for obsolescence	-	-
	$3,644,961	$1,986,577

For the years ended December 31, 2008 and 2007, no provision for obsolete inventories was recorded by the Company.

4.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities at December 31, 2008 and 2007 consisted of the following:

	2008	2007
HSBC China Fortune Capital Guaranteed Fund I

Cost	$700,036	$695,344
Unrealized gains	96,605	193,305
Market value	$796,641	$888,649

5.	OTHER CURRENT ASSETS AND PREPAID EXPENSES

Other current assets and prepaid expenses at December 31, 2008 and 2007 consisted of the following:

	2008	2007

Other receivables	$192,359	$359,892
Rental and other deposits	43,576	32,418
Deposit for purchase of land use rights	679,152	674,599
Design fee for factory	-	87,698
Deposit with suppliers	41,562	482,519
	$956,649	$1,637,126

6.	LAND USE RIGHTS

Land use rights at December 31, 2008 and 2007 consisted of the following:

	2008	2007

Land use rights, at cost	$2,920,148	$-
Less: accumulated amortization	(41,416)	-
Land use rights, net	$2,878,732	$-

The amortization expense for the years ended December 31, 2008 and 2007 was $41,416 and $0 respectively.

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7.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment at December 31:
	2008	2007

Property held for use	$2,352,903	$-
Furniture, fixtures and equipment	452,221	430,288
Machinery	750,742	754,488
Motor vehicles	376,108	256,091
Construction in progress	2,057,248	-
	5,989,222	1,440,867
Less: accumulated depreciation	1,235,644	1,050,444
Property and equipment, net	$4,753,578	$390,423

Depreciation expense for the years ended December 31, 2008 and 2007 was $221,763 and $210,019 respectively.

8.	PROPERTY HELD FOR INVESTMENT

The following is a summary of property held for investment at December 31:

	2008	2007

Cost	$2,090,603	$-
Less: accumulated depreciation	(49,651)	-
Property held for investment, net	$2,040,952	$-

The depreciation expense for the years ended December 31, 2008 and 2007 was $49,651 and $0 respectively.

9.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities at December 31, 2008 and 2007 consisted of the following:

	2008	2007

Other payables	$195,414	$50,331
Suppliers of machinery	35,676	17,220
Deposit from a customer	41,577	5,604
Accrued liabilities	281,307	883,236
	$553,974	$956,391

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10.	NOTES PAYABLE

Notes payable at December 31, 2008 and 2007 consisted of the following:
	2008		2007

Note payable to a bank, interest rate of 1.75% per annum below the	$		$
Hong Kong Dollar Best Lending Rate, guaranteed by the directors
and related parties, due January 2008		-		10,874

Note payable to a bank, interest rate of 2.125% per annum below the Hong Kong Dollar Best Lending Rate, guaranteed by the second legal charge for all monies on a property held by a related company,
due December 2008		-		131,936

Note payable to a bank, interest rate of 1% per annum below the Best
Lending Rate, guaranteed by the directors, related parties, third party
and Company's available-for-sale securities, due December 2008		-		384,522

Note payable to a financial institution, interest rate of 5.7% per annum,
secured by motor vehicle of the Company, due March 2011		29,643

Note payable to a bank, interest rate of 2.25% per annum over one month
Hong Kong Dollar Inter-bank Offer Rate, unsecured, due July 2015		606,790		-

Note payable to a bank, interest rate of 2.25% per annum over one month
Hong Kong Dollar Inter-bank Offer Rate, unsecured, due September 2015		622,152		-

Note payable to a bank, interest rate of 2.5% below the Hong Kong Dollar
Best Lending Rate, secured by property held for use, due
September 2023		1,336,736		-

Note payable to a bank, interest rate of 2.125% per annum over one month
Hong Kong Dollar Inter-bank Offer Rate, secured by property owned by
a related company, due September 2016		712,537		-

Note payable to a bank, interest rate of 2.125% per annum Hong Kong
Dollar Inter-bank Offer Rate, secured by property held for investment,
due July 2020		1,158,447		-

		4,466,305		527,332
Less: Current maturities		463,403		527,332
Long-term portion		$4,002,902		$-

Interest expense for the years ended December 31, 2008 and 2007 was $69,139 and $7,096 respectively.

13

11.	COLLATERALIZED BANK ADVANCES

Collateralized bank advances at December 31, 2008 and 2007 consisted of the following:

	2008		2007

Manufacturing loans payable to a bank, interest rate of 1% per	$		$
annum below the best lending rate, granted by the Company's
financing facilities and due September 2008		-		262,244

Import loan payable to a bank, interest rate of 1.5% per annum over the bank's standard bills finance rate, granted by the Company's
financing facilities and due April 2009		807,057		-

Import loan payable to a bank, interest rate of the bank's standard bills finance rate, granted by the Company's financing facilities
and due April 2009		444,407		-

Import loans payable to a bank, interest rate of 1% per annum below the best lending rate, granted by the Company's financing
facilities and due April 2009		1,606,070		1,505,503

Import loans payable to a bank, interest rate of 2.25%
below the bank's standard bill rate, granted by the Company's
financial facilities and due April 2009		818,959		-

Import loan payable to a bank, interest rate of 1% per annum below the best lending rate, granted by the Company's financing
facilities and due January 2008		-		571,091

Import loan payable to a bank, interest rate of 1% per annum below the best lending rate, granted by the Company's
financing facilities and due April 2008		-		875,549

Factoring service payable to a bank, bank charges of 0.5% on invoice amount, granted by the Company's financing facilities
and subject to credit insurer's recovery		674,121		-

Factoring service payable to a bank, bank charges of 0.4% on invoice amount, granted by the Company's financing facilities
and due January 2008		-		220,384

		$4,350,614		$3,434,771

Collateralized bank advances charges for the years ended December 31, 2008 and 2007 were $88,799 and $32,370 respectively.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with SFAS 157. Financial assets and liabilities measured at fair value using quoted prices in active markets for identical assets or liabilities are generally categorized as Level 1 assets and liabilities; financial assets and liabilities measured at fair value using observable market-based inputs or unobservable inputs that are corroborated by market data for similar assets or liabilities are generally categorized as Level 2 assets and liabilities; and financial assets and liabilities measured at fair value using unobservable inputs that cannot be corroborated by market data are generally categorized as Level 3 assets and liabilities. The lowest level input that is significant to the fair value measurement of a financial asset or liability is used to categorize that asset or liability, as determined in the judgment of management. Financial assets and liabilities presented at fair value in the Company’s consolidated balance sheets are generally categorized as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities. The Company Level 1 assets as of December 31, 2008 included its available-for-sale securities.

14

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company’s Level 2 assets and liabilities as of December 31, 2008 included its foreign currency forward exchange contracts.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Such assets and liabilities may have values determined using pricing models, discounted cash flow methodologies, or similar techniques, and include instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have Level 3 assets and liabilities as of December 31, 2008.

Available-for-sale securities

The Company’s available-for-sale securities represent investments in mutual funds and have been reported at their quoted prices in securities market as of December 31, 2008 and 2007. The summary is described in Note 4.

Foreign currency forward exchange contracts

The Company had a notional amount of $250,000 or $750,000, $400,000 or $1.2 million, $100,000 or $300,000, and $1 million or $3 million as of December 31, 2008 and $5 million or $10 million and $3 million or $6 million as of December 31, 2007 of foreign currency forward exchange contracts outstanding, all of which were in US$ calculated by reference to HK$. The foreign currency forward exchange contracts generally have maturities that do not exceed 12 months and require that the Company or the financial institution settle the net amount in US$ between the rate on the expiration date and that agreed to at the inception of the contracts. The foreign currency forward exchange contracts were taken out with large international financial institutions. The fair value of all the contracts outstanding at December 31, 2008 and 2007 is determined by through pricing from the financial institutions who develop values based on inputs observable in active markets.

13.	INCOME TAX

Forests Global was incorporated in the United States and has incurred net operating loss for 2008 and 2007.

Red Triangles was incorporated in the BVI and under current law of the BVI, is not subject to tax on income.

Forests Manufacturing was incorporated in Hong Kong and is subject to Hong Kong profits tax which is computed according to the relevant laws and regulations in Hong Kong based on financial statements prepared in accordance with Hong Kong Financial Reporting Standards. According to the relevant laws and regulations in Hong Kong, the Company is subject to an applicable income tax rate of 16.5% and 17.5% for 2008 and 2007 respectively.

Ease Dragon, was incorporated in Hong Kong and no provision for income tax expense is made as it does not have tax assessable income.

Forest Industry and Yima were incorporated in the PRC and no provision for income tax expense is made as they have not yet commenced business in 2008.

The income tax expenses for 2008 and 2007 are summarized as follows:

	2008	2007

Hong Kong profits tax	$67,243	$80,595
Deferred taxation	(664)	(7,117)
	66,579	73,478

15

 A reconciliation of the provision for income taxes compared with the amount at the HK statutory tax rate was as follows:

	2008	2007

Tax at HK statutory income tax rate	$142,927	$163,633
Tax effect of income not taxable	(73,137)	(83,653)
Tax effect of expenses not deductible	-	4,669
Tax effect of one-off tax reduction	-	(3,205)
Over provision in previous year	(3,211)	(7,966)
Total income tax expenses	$66,579	$73,478

The principal components of deferred tax assets are as follows:

	2008	2007

Accelerated depreciation allowances	$4,113	$3,423

14.	COMMON STOCK

On June 1, 2007, the Company issued 150,000 shares and 100,000 shares of common stock for legal services and transfer agent services respectively. The stock was valued at its fair value of $0.1 per share, yielding an aggregate fair value of $25,000. The Company recognized expenses of $7,500 for the years ended December 31, 2008 and 2007 respectively for the legal services. The recorded deferred stock compensation of $10,000 as of December 31, 2008 is for transfer agent services which have not yet been rendered to the Company.

15.	RELATED PARTY TRANSACTIONS

The Company owed a related company $0 and $3,069 as of December 31, 2008 and 2007 respectively for advances made on an unsecured basis, repayable on demand and interest free.

The Company owed a director $208,078 and $0 as of December 31, 2008 and 2007 respectively for advances made on an unsecured basis, repayable on demand and interest free. Imputed interest is charged at 5% per annum in 2008 and 2007 respectively on the amounts owed.  Total imputed interest recorded as additional paid-in capital amounted to $19,491 and $2,740 for years ended December 31, 2008 and 2007 respectively.

The Company was owed $0 and $50,000 by a director as of December 31, 2008 and 2007 respectively for advances made on an unsecured basis, repayable on demand and interest free.

The Company was owed $0 and $178,554 by a related company as of December 31, 2008 and 2007 respectively for advances made on an unsecured basis, repayable on demand and interest free.

The Company purchased raw materials amounting to $235,237 and $157,574 from a related company during the years ended December 31, 2008 and 2007 respectively.

The Company paid rent amounting to $159,632 and $100,871 to a related company during the years ended December 31, 2008 and 2007 respectively.

16.	COMMITMENTS AND CONTINGENCIES

(A)	Employee benefits

The full time employees of the Company in the PRC are entitled to employee benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a Chinese government mandated multi-employer defined contribution plan. The Company is required to accrue for those benefits based on certain percentages of the employees’ salaries and make contributions to the plans out of the amounts accrued for medical and pension benefits.  The total provision and contributions made for such employee benefits was $29,159 and $20,386 for the years ended December 31, 2008 and 2007, respectively.  The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

16

The Company contributes to a Mandatory Provident Fund plan which is available to all employees in Hong Kong.  Contributions to the plan represent amounts payable at rates specified in the rules of the plan.  The Company’s contributions to this plan are expensed as they fall due.  The total provision and contributions made for such employee benefits was $16,643 and $13,844 for the years ended December 31, 2008 and 2007, respectively. The assets of this plan are held separately from those of the Company and managed by independent professional fund managers.

At the balance sheet date, the Company had a contingent liability in respect of possible future long service payments to those employees in Hong Kong who have worked for the Company for more than five years under the Hong Kong Employment Ordinance. The maximum possible amount of the payment is $16,526 and $11,007 as of December 31, 2008 and 2007, respectively.

(B)	Operating leases commitments

The Company leases office, factory building and director quarter spaces from third parties and a related party under five operating leases. The lease payments were $8,422, $5,112, $4,880, $6,570 and $27,187 per month which expire on June 30, 2009, August 15, 2009, December 31, 2009, June 30, 2010 and July 31, 2010 respectively.

As of December 31, 2008, the Company has outstanding commitments with respect to the above non-cancelable operating leases, which are due as follows:

2009	$147,435
2010	634,809
$782,244

(C)	Commitments on financial instruments

The Company had a notional amount of $250,000 or $750,000, $400,000 or $1.2 million, $100,000 or $300,000, and $1 million or $3 million as of December 31, 2008 and $5 million or $10 million and $3 million or $6 million as of December 31, 2007, respectively, of foreign currency forward exchange contracts outstanding, all of which were in US$ calculated by reference to HK$.

(D)	Capital commitments

During August 2008, the Group entered into a building construction contract for $3.6 million to build a new plant in Jian City of Jiang Xi Province, PRC.   As of December 31, 2008, construction in progress costs of $2,057,248 have been incurred.

17.	CONCENTRATIONS AND RISKS

During 2008 and 2007, 100% of the Company’s assets were located both in the PRC and Hong Kong.

The Company operates in one main business segment. The Company’s reported annual net sales reflect the revenue from the sale of Christmas decorations. Approximately 95% and 82% of the Company’s net sales occurred in the third fiscal quarter of 2008 and 2007 respectively. The Company’s net sales are strongest in the third fiscal quarter due to increased shipments to meet year-end holiday season demand for the Company’s products.

The geographical components of revenue are as follows:

	2008	2007
North America	58%	30%
Europe	18%	24%
Asia	23%	41%
South America	0%	4%
Rest of the world	1%	1%
	100%	100%

Sales of finished goods to one major customer accounted for 27% of total sales for the year ended December 31, 2008. At December 31, 2008, there was no accounts receivable from this customer.

Purchases of raw materials from one major supplier accounted for 21% and 34% of total purchases for the years ended December 31, 2008 and 2007 respectively. At December 31, 2008 and 2007, there was no amounts due to this supplier.

17

FORESTS GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2009	December 31, 2008
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$288,525	$919,793
Fixed deposits and restricted cash	1,151,762	389,190
Available-for-sale securities	-	796,641
Accounts receivable, net of allowances	1,138,135	860,592
Inventories, net	6,162,123	3,644,961
Income tax recoverable	14,932	16,709
Other current assets and prepaid expenses	817,896	956,649
Total Current Assets	9,573,373	7,584,535

LAND USE RIGHTS, NET	3,094,193	2,878,732
PROPERTY AND EQUIPMENT, NET	5,605,962	4,753,578
PROPERTY HELD FOR INVESTMENT, NET	2,015,049	2,040,952
DEFERRED TAX ASSETS	4,111	4,113

TOTAL ASSETS	$20,292,688	$17,261,910

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Cash overdraft	$1,337,106	$1,237,608
Accounts payable	2,433,605	2,180,234
Other payables and accrued liabilities	815,549	553,974
Current portion of notes payable	463,842	463,403
Collateralized bank advances	4,871,243	4,350,614
Current portion of due to a director	753,505	208,078
Total current liabilities	10,674,850	8,993,911

LONG-TERM LIABILITIES
Notes payable, net of current portion	3,884,423	4,002,902
Due to a director, net of current portion	1,139,450	-
Total long-term liabilities	5,023,873	4,002,902

Total Liabilities	15,698,723	12,996,813

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 20,000,000 share authorized and
none issued and outstanding as of March 31, 2009 and	-	-
December 31,2008)
Common stock ($0.001 par value, 100,000,000 shares authorized as of
March 31, 2009 and December 31, 2008; 25,000,000 shares
issued and outstanding as of March 31, 2009 and
December 31,2008)	25,000	25,000
Additional paid-in capital	1,025,096	1,025,096
Deferred stock compensation	(10,000)	(10,000)
Retained earnings - unappropriated	2,935,970	3,076,244
Accumulated other comprehensive income	617,899	148,757
Total Stockholders' Equity	4,593,965	4,265,097

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$20,292,688	$17,261,910

The accompanying notes are an integral part of these consolidated financial statements

1

FORESTS GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	For the three months ended
	March 31,
	2009	2008

NET SALES	$856,584	365,856

COST OF SALES	(384,407)	(632,853)

GROSS PROFIT (LOSS)	472,177	(266,997)

OPERATING EXPENSES
Selling and distribution expenses	29,929	27,187
General and administrative expenses	422,405	495,188
Depreciation and amortization	77,852	6,467
Total Operating Expenses	530,186	528,842

LOSS FROM OPERATIONS	(58,009)	(795,839)

OTHER INCOME (EXPENSES)
Other income	14,849	7,136
Gain on foreign currency forward	32,883	8,878
exchange contracts
Loss on sale of available-for-sale securities	(28,700)	-
Management fee income	-	1,698
Interest and dividend income	17,698	21,243
Interest expenses	(118,995)	(64,462)
Total Other Income (Expenses), net	(82,265)	(25,507)

LOSS FROM OPERATIONS BEFORE TAXES	(140,274)	(821,346)

INCOME TAX EXPENSE	-	-

NET LOSS	(140,274)	(821,346)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain	469,142	8,703
Unrealized loss on available-for-sale
securities, net of taxes	-	(74,062)

COMPREHENSIVE INCOME (LOSS)	$328,868	$(886,705)

Net income (loss) per share - basic and diluted	$(0.01)	$(0.03)

Weighted average number of shares outstanding
during the period - basic and diluted	25,000,000	25,000,000

The accompanying notes are an integral part of these consolidated financial statements

2

FORESTS GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the three months ended
	March 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(140,274)	$(821,346)
Adjusted to reconcile net loss to cash used in operating activities:
Bad debts written off	-	148,262
Depreciation - cost of sales	30,278	35,785
Depreciation and amortization	77,852	6,467
Imputed interest expenses	-	3,994
Deferred stock compensation	-	3,750
Loss on sale of available-for-sale securities	28,700	-
Changes in operating assets and liabilities (Increase) decrease in:
Accounts receivable	(282,133)	956,955
Other current assets and prepaid expenses	133,859	(299,369)
Inventories	(2,537,228)	(1,415,617)
Increase (decrease) in:
Accounts payable	269,906	211,134
Other payables and accrued liabilities	264,568	6,485
Other tax payables	(19)	-
Income tax payable	1,691	-
Net cash used in operating activities	(2,152,800)	(1,163,500)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(737,688)	(232,447)
Proceeds on sale of available-for-sale securities	767,887	-
Acquisition of land use rights	-	(2,903,427)
Fixed deposits and restricted cash	(764,945)	-
Due by a related company	-	(181,882)
Due by a director	1,586	50,000
Net cash used in investing activities	(733,160)	(3,267,756)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of notes payable	(94,939)	(139,567)
Collateralized bank advances	543,423	856,315
Cash overdraft	105,960	104,777
Due to a director	1,681,650	631,611
Net cash provided by financing activities	2,236,094	1,453,136

EFFECT OF EXCHANGE RATES ON CASH	18,598	6,501

NET DECREASE IN CASH AND CASH EQUIVALENTS	(631,268)	(2,971,619)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	919,793	4,225,128

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$288,525	$1,253,509

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expenses	$105,318	$60,468

The accompanying notes are an integral part of these consolidated financial statements

3

FORESTS GLOBAL INC. AND SUBSIDARIES

 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009 (UNAUDITED)

NOTE 1   BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at March 31, 2009 and December 31, 2008, the results of operations for the three months ended March 31, 2009 and 2008 and cash flows for the three months ended March 31, 2009 and 2008. The results for the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2009.

For further information, refer to the financial statements and footnotes of the Company for the years ended December 31, 2008 and 2007.

NOTE 2   ORGANIZATION

Forests Global Inc. (“Forests Global”) was incorporated in the State of Delaware on July 12, 2006.  Red Triangles Group Limited (“Red Triangles”) was incorporated in the British Virgin Islands (“BVI”) on January 30, 2006 with an issued share capital of $50,000.  Forests Manufacturing Limited (“Forests Manufacturing”) was incorporated in Hong Kong (“HK”) on April 23, 1999 with an issued share capital of $644,909.

Forests Global Inc. and Red Triangles are investment holding companies and Forests Manufacturing’s’ principal activities are manufacture and sale of Christmas decorations.

On June 21, 2006, Red Triangles entered into an agreement with the stockholders of Forests Manufacturing to acquire 50% of equity interest of Forests Manufacturing at a cash consideration of $322,455. On August 3 2007, Red Triangles further acquired the remaining 50% at a cash consideration of $322,454.

On March 31, 2007, Red Triangles’ stockholders exchanged 100% of their ownership of Red Triangles for 21,840,000 shares of common stock of Forests Global under a reorganization plan.

On September 25, 2007, Forests Manufacturing acquired 100% of equity interest of Ease Dragon Holdings Limited (Ease Dragon) at a consideration of $1 for cash fully paid from a related party.  Ease Dragon was incorporated in Hong Kong on December 8, 2006.  The issued share capital of Ease Dragon was $1 and the principal activity is investment holding company.

On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”).  Yima was incorporated as a limited liability company in the PRC with a registered capital of $674,600.  The principal activity of Yima is investment holding.

On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited  (“Forest Industry”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively.  The registered capital of Forest Industry at the date of incorporation was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations. On December 16, 2008, the paid-up capital of Forest Industry was increased by $2,546,988 to $6,682,357 and Ease Dragon contributed to the whole amount of increase in cash.

As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control.

Forests Global, Red Triangles, Forests Manufacturing, Ease Dragon, Forest Industry and Yima are hereinafter referred to as (“the Company”)

NOTE 3   PRINCIPLES OF CONSOLIDATION

The accompanying unaudited condensed consolidated financial statements as of March 31, 2009 and 2008 include the financial statements of Forests Global and its 100% owned subsidiary Red Triangles, Forests Manufacturing, Ease Dragon, Forest Industry and Yima.

All significant inter-company balances and transactions have been eliminated in consolidation.

4

NOTE 4   INVENTORIES

Inventories at March 31, 2009 and December 31, 2008 consisted of the following:

	March 31, 2009	December 31, 2008

Raw materials	$5,159,082	$3,350,079
Finished goods	1,003,041	294,882
Less: provision for obsolescence	-	-

	$6,162,123	$3,644,961

For the three months ended March 31, 2009 and 2008, no provision for obsolete inventories was recorded by the Company.

NOTE 5   AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities at March 31, 2009 and at December 31, 2008 consisted of the following:

	March 31, 2009	December 31, 2008
HSBC China Fortune Capital Guaranteed Fund I

Cost	$-	$700,036
Unrealized gains	-	96,605

Market value	$-	$796,641
Losses from the sale of available-for-sale securities were $28,700 and $0 for the three months ended March 31, 2009 and 2008 respectively.

NOTE 6  OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities at March 31, 2009 and December 31, 2008 consisted of the following:

	March 31, 2009	December 31, 2008

Other payables	$219,265	$195,414
Suppliers of machinery	50,980	35,676
Deposits from customers	16,350	41,577
Accured liabilities	528,954	281,307

	$815,549	$553,974

5

NOTE 7  COLLATERALIZED BANK ADVANCES

Collateralized bank advances at March 31, 2009 and December 31, 2008 consisted of the following:

	March 31, 2009	December 31, 2008

Manufacturing loan payable to a bank, interest rate of 1% per annum below the best lending rate, granted by the Company's financing facilities and due Jun 2009	$464,777	$-

Import loans payable to a bank, interest rate of 1.5% per annum over the bank's standard bills finance rate, granted by the Company's financing facilities and due Apr 2009	343,043	807,057

Import loans payable to a bank, interest rate of the bank's standard bills finance rate, granted by the Company's financing facilities and due May 2009	762,699	444,407

Import loans payable to a bank, interest rate of the best lending rate, granted by the Company's financing facilities and due July 2009	2,027,049	-

Import loans payable to a bank, interest rate of 1% per annum below the best lending rate, granted by the Company's financing facilities and due April 2009	-	1,606,070

Trust receipts payable to a bank, interest rate of 2.25% below the bank's standard bill rate, granted by the Company's financing facilities and due Jun 2009	599,188	-

Import loans payable to a bank, interest rate of 2.25% below the bank's standard bill rate, granted by the Company's financial facilities and due April 2009	-	818,959

Factoring service payable to a bank, bank charges of 0.4% on invoice amount, granted by the Company's financing facilities and due April 2009	446	-

Factoring service payable to a bank, bank charges of 0.5% on invoice amount, granted by the Company's financing facilities and due April 2009	674,041	674,121

	$4,871,243	$4,350,614

Collateralized bank advances charges for the three months ended March 31,2009 and for the year ended December 31, 2008 were $9,531 and $88,799 respectively.

NOTE 8  RELATED PARTY TRANSACTIONS

The Company owed a director $693,534 as of March 31, 2009 for advances which made on an unsecured basis and repayable on demand. Interest is charged at the bank best lending rate per annum on the amount due starting from January 1, 2009. Interest expense was $6,177 for the three months ended March 31, 2009. This advance was interest-free in previous years and imputed interest at 5% per annum on the amount owed recorded as additional paid-in capital amounted to $3,994 for the three months ended March 31, 2008.

On January 1, 2009, a director made a loan to the Company amounted to $1,199,421 on an unsecured basis. The loan is repayable in five years by twenty equal quarterly installments at $59,971 each starting from March 31, 2010. The interest is charged at the bank best lending rate per annum on the amount due. Interest expense was $7,500 for the three months ended March 31, 2009. As of March 31, 2009, the repayable amounts of $59,971 and $1,139,450 were recorded as current portion and long-term portion of due to a director respectively.

The Company purchased raw materials amounting to $0 and $235,237 from a related company during the three months ended March 31, 2009 and 2008 respectively.

The Company paid rent amounting to $42,114 and $39,868 to a related company during the three months ended March 31, 2009 and 2008 respectively.

6

NOTE 9  COMMITMENTS AND CONTINGENCIES

(A)	Operating leases commitments

The Company leases office, factory building and director quarter spaces from third parties and a related party under five operating leases. The lease payments were $9,135, $5,135, $4,903, $7,126 and $29,486 per month which expire on June 30, 2009, August 15, 2009, December 31, 2009, June 30, 2010 and July 31, 2010 respectively.

As of March 31, 2009, the Company has outstanding commitments with respect to the above non-cancelable operating leases, which are due as follows:

2009	$426,719
2010	249,160
$675,879

(B)	Commitments on financial instruments

The Company had a notional amount of $250,000 or $750,000, $400,000 or $1.2 million, $100,000 or $300,000, and $1 million or $3 million as of March 31, 2009 and $5 million or $10 million, $3 million or $6 million and $1 million or 3 million as of March 31, 2008, respectively, of foreign currency forward exchange contracts outstanding, all of which were in US$ calculated by reference to HK$.

(C)	Capital commitments

During August 2008, the Group entered into a building construction contract for $3.6 million to build a new plant in Jian City of Jiang Xi Province, PRC.  As of March 31, 2009, construction in progress costs of $2,944,565 have been incurred.

NOTE 10  CONCENTRATIONS AND RISKS

During the three months ended March 31, 2009 and 2008, 100% of the Company’s assets were located both in the PRC and Hong Kong.

The Company operates in one main business segment. The Company’s reported annual net sales reflect the revenue from the sale of Christmas decorations. The Company attributed sales to the region where the customers’ home office was located.

The geographical components of revenue are as follows:

	For the three months ended March 31,
	2009	2008
North America	51%	16%
Europe	36%	82%
Asia	1%	1%
South America	12%	0%
Rest of the world	0%	1%
	100%	100%

Sales of finished goods to three customers accounted for 98% of total sales for the three months ended March 31, 2009, and sales of finished goods to two customers accounted for 97% of total sales for the three months ended March 31, 2008.  At March 31, 2009 and 2008, accounts receivable from those customers totaled $338,087 and $170,229 respectively. Purchases of raw materials from four major suppliers accounted for 72% of total purchase for the three months ended March 31, 2009, and purchases of raw materials from a supplier accounted for 34% of total purchase for the three months ended March 31, 2008. At March 31, 2009 and 2008, accounts payable to those suppliers totaled $705,960 and $516,791 respectively.

7

NOTE 11  RECENT ACCOUNTING PRONOUNCEMENTS

On April 9, 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. FAS 107-1 and APB 28-1 amend FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FAS 107-1 and APB 28-1 also amend APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. FAS 107-1 and APB 28-1 will be effective on April 1, 2009. FAS 107-1 and APB 28-1 do not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FAS 107-1 and APB 28-1 require comparative disclosures only for periods ending after initial adoption. The Company is currently evaluating whether the adoption of FAS 107-1 and APB 28-1 will have a significant effect on its consolidated financial statements.

On April 9, 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. FAS 115-2 and FAS 124-2 amend the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FAS 115-2 and FAS 124-2 do not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FAS 115-2 and FAS 124-2 will be effective on April 1, 2009. FAS 115-2 and FAS 124-2 do not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FAS 115-2 and FAS 124-2 require comparative disclosures only for periods ending after initial adoption. The Company is currently evaluating whether the adoption of FAS 115-2 and FAS 124-2 will have a significant effect on its consolidated financial position or results of operations.

On April 9, 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FAS 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FAS 157-4 will be effective on April 1, 2009 and will be applied prospectively. FAS 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FAS 157-4 requires comparative disclosures only for periods ending after initial adoption. The Company is currently evaluating whether the adoption of FAS 157-4 will have a significant effect on its consolidated financial position or results of operations.

8

PROSPECTUS
FORESTS GLOBAL, INC.

Selling shareholders are offering up to 3,710,000 shares of common stock. The selling shareholders will offer their shares at $.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The selling shareholders cannot acquire the shares underlying these warrants until our shares are quoted on the OTC Bulletin Board and will be sold thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

We have paid all expenses for registering the securities for a cost currently estimated at $40,000.

Our common stock is not now listed on any national securities exchange, the NASDAQ stock market or the Over the Counter Bulletin Board.

Dealer Prospectus Delivery Obligation

Until _________ (90 days from the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

We are incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of such corporation or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or another enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation with respect to such claim, issue or matter. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our Articles and/or By-Laws also provide for indemnification to the fullest extent permitted under Delaware law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by our Corporation in connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. Selling security holders will pay no offering expenses.

ITEM	AMOUNT
SEC Registration Fee*	20
Legal Fees and Expenses	40,000
Accounting Fees and Expenses*	45,000
Miscellaneous*	20,000
Total*	100,020
* Estimated Figure

RECENT SALES OF UNREGISTERED SECURITIES

During 2006, the Company issued 21,840,000 shares of common stock to the stockholders of Red Triangles for 100% of equity interest in Red Triangles under a reorganization plan. The aggregate price assigned to these shares was a nominal value of $0.1.

On June 1, 2007, the Company issued 150,000 shares and 100,000 shares of common stock for legal services and transfer agent services respectively. The stock was valued at its fair value of $0.1 per share, yielding an aggregate fair value of $25,000. The Company recognized expense of $7,500 during the year ended December 31, 2007 and recorded deferred stock compensation of $17,500 as of December 31, 2007 for these services.

On June 1, 2007, the Company issued 2,910,000 shares of common stock to 38 individuals for cash at $0.10 per share, totaling $291,000 which was fully paid in November 2007. All of the 38 individuals are non US residents.

The Company recognized expense of $3,750 during the nine months ended September 30, 2008 and recorded deferred stock compensation of $13,750 as of September 30, 2008 for the services to two firms for legal and transfer agent services. These shares we assigned a price per share of $0.1 based upon normal services rate offered to similar issuers.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

•	Access to all our books and records.
•	Access to all material contracts and documents relating to our operations.
•	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

With respect to the US sales, we relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

•	None of these issuances involved underwriters, underwriting discounts or commissions;
•	We placed restrictive legends on all certificates issued;
•	No sales were made by general solicitation or advertising;
•	Sales were made only to accredited investors or investors we had reason to believe possessed the knowledge and sophistication to understand the merits and risks of this investment; and
•	All investors were personally known to our officers, directors, or their affiliates

We relied upon Regulation S of the Securities Act of 1933, as amended for the above issuances to non US citizens or residents.

We believed that Regulation S was available because:

•	None of these issuances involved underwriters, underwriting discounts or commissions;
•	We placed Regulation S required restrictive legends on all certificates issued;
•	No offers or sales of stock under the Regulation S offering were made to persons in the United States;
•	No direct selling efforts of the Regulation S offering were made in the United States.

EXHIBITS

Item 3

1.	Articles of Incorporation of Forests Global, Inc.
2.	By-laws of Forests Global, Inc.
3.	Certificate of Incorporation - Red Triangles Group Limited
4.	Certificate of Incorporation - Forests Manufacturing Ltd
5.	Certificate of Incorporation - Ease Dragon Holdings Limited
6.	Memorandum and Articles of Association - Jian City Yi Ma Industrial Company Limited
7.	Memorandum and Articles of Association - Jian City Forest Industry Corporation Limited

Item 4

1.	Form of common stock Certificate of the Forests Global, Inc. (1)

Item 5

1.	Legal Opinion of Williams Law Group, P.A. *

Item 10

1.	Employment Agreement with Lai Li Liu

Item 21

1.	Red Triangles Group Limited
2.	Forests Manufacturing Ltd
3.	Ease Dragon Holdings Limited
4.	Jian City Yi Ma Industrial Company Limited
5.	City Forest Industry Corporation Limited

Item 23

1.	Consent of CPA *
2.	Consent of Williams Law Group, P.A. (included in Exhibit 5.1) *

All other Exhibits called for by Rule 601 of Regulation S-1or SK are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

* Filed herewith

UNDERTAKINGS

a.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement to be signed on our behalf by the undersigned, in Hong Kong on July 30, 2009

Forests Global, Inc.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Title	Name	Date	Signature
Principal Executive Officer	William Tang	July 30, 2009	/s/ William Tang

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

SIGNATURE	NAME	TITLE	DATE
/s/ William Tang	William Tang	Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer	July 30, 2009
/s/ Hau Keung Wong	Hau Keung Wong	Director	July 30, 2009